DC
No Act
P.S. 4-9-03
0-24320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03017670

April 17, 2003

James L. Palenchar
Bartlit Beck Herman Palenchar & Scott
1899 Wynkoop Street
8th Floor
Denver, CO 80202

Act 1934
Section 14A-8
Rule
Public Availability 4/17/2003

PROCESSED
MAY 15 2003
THOMSON FINANCIAL

Re: NaPro BioTherapeutics, Inc.
Incoming letter dated March 6, 2003

Dear Mr. Palenchar:

This is in response to your letters dated March 6, 2003, March 19, 2003, and April 9, 2003 concerning the shareholder proposal submitted to NaPro by Daniel S. Sweigart. We also have received letters from the proponent dated March 11, 2003, March 27, 2003 and April 4, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Daniel S. Sweigart
P.O. Box 11
Ephrata, PA 17522

BARTLIT BECK HERMAN PALENCHAR & SCOTT

A LAW PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

DENVER OFFICE
1899 WYNKOOP STREET, 8TH FLOOR
DENVER, CO 80202
TELEPHONE: (303) 592-3100
FACSIMILE: (303) 592-3140

CHICAGO OFFICE
COURTHOUSE PLACE
54 WEST HUBBARD STREET
CHICAGO, IL 60610
TELEPHONE: (312) 494-4400
FACSIMILE: (312) 494-4440

WRITER'S DIRECT DIAL:
(303) 592-3111
james.palenchar@bartlit-beck.com

March 19, 2003

By Facsimile -202-942-9527
And Federal Express

Grace Lee
Special Counsel
Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: NaPro BioTherapeutics, Inc.

Dear Ms. Lee:

At the suggestion of Katherine Hsu of the Commission's Staff I am writing this letter on behalf of our client, NaPro BioTherapeutics, Inc. ("NaPro" or the "Company") in response to a letter dated March 5, 2003 (received by the Company on March 10, 2003) from a Mr. Daniel S. Sweigart (the "Proponent"), a copy of which is enclosed. I also refer you to our letter to the Staff of the Commission dated March 6, 2003 requesting a no-action letter in connection with the Proponent's stockholder proposals received by the Company on February 13, 2003. The Proponent's March 5 letter contains revised stockholder proposals (the "Proposals") and a revised supporting statement (the "Supporting Statement").

It appears that the Proponent has addressed certain but not all of the bases NaPro has to exclude the Proposals that were articulated in our letter of March 6, 2003.

A. Rule 14a-8(b). NaPro no longer intends to rely on Rule 14a-8(b) to exclude the Proposals from its proxy statement for its 2003 annual meeting of stockholders (the "Proxy Statement").

B. Rule 14a-8(d). NaPro continues to rely on Rule 14a-8(d) to exclude the Proposals from its Proxy Statement. NaPro notified the Proponent that the Proposals as originally submitted exceeded the 500 word limit of Rule 14a-8(d). The Proposals and Supporting Statement re-submitted by the Proponent amount to 503 words. Because the Proponent did not limit the Proposals and Supporting Statement to 500 words, NaPro is entitled now to exclude the Proposals under Rule 14a-8(f). *See Northrop Grumman Corp.*, (Mar. 17, 2000); *Minnesota Mining and Manufacturing* (Jan. 4, 2000) and *Aetna Life and Casualty Co.*, (Jan. 18, 1995).

C. Rule 14a-8(c). NaPro continues to believe that it is entitled to exclude the Proposals under Rule 14a-8(c). The Proponent has edited his original proposals to remove the numbering but has not changed the substance of the Proposals. Importantly, he is still pursuing three very different agenda items. As revised, the Proposals are:

"The shareholders urge our board of directors to take immediate action to significantly reduce executive compensation by **eliminating bonuses and cutting salaries by 30%** for Chief Executive Officer and the other four most highly compensated executive officers. In addition, we urge our board to **disallow the re-pricing of existing stock options** and **temporarily eliminate the granting of new options** to the Chief Executive Officer and the other four most highly compensated executive officers."

The supplied emphasis signifies the third, first and second Proposals that were contained in the Proponent's February 13 Proposals. He modified the second of his original Proposals by eliminating a request to "freeze bonuses." This modification and the elimination of his numbering scheme for the Proposals do not change the substantive result. The Proponent is urging the adoption of three separate Proposals as demonstrated in our letter of March 6. Because the Proponent did not limit the number of Proposals to one, NaPro is entitled to exclude the Proposals under Rule 14a-8(f).[1]

D. Rule 14a-8(i)(2). NaPro continues to believe that it is entitled to exclude the first of the revised Proposals under Rule 14a-8(i)(2) for the reasons stated in our letter of March 6.

E. Rule 14a-8(i)(3). NaPro continues to believe that it is entitled to exclude the Proposals and the Supporting Statement under Rule 14a-8(i)(3) for the reasons stated in our letter of March 6. In his failed effort to comply with Rule 14a-8(d), the Proponent removed the fifth of the false and misleading statements identified in our March 6 letter but retained the remaining false and misleading statements.

Conclusion

The Company believes that: (i) the Proposals may be properly omitted from the Proxy Statement in reliance upon paragraph (c) and (d) of Rule 14a-8; (ii) the third Proposal may be omitted from the Proxy Statement in reliance upon paragraph (i)(2) of Rule 14a-8; and (iii) the Supporting Statement may be omitted from the Proxy Statement in reliance upon paragraph (i)(3) of Rule 14a-8.

[1] We would note also that the Proponent's request of the Board to "disallow" stock option re-pricing is moot as it has been substantially implemented by the Company's adoption of Article XII of its bylaws, which is described in our March 6 letter. Should the participant select this Proposal to pursue, the Company intends to rely on Rule 14a-8(i)(10) to exclude it.

We would appreciate your calling the undersigned at (303) 592-3111 with any questions or comments. In the event that the Staff disagrees with the Company's position expressed in this letter with regard to the omission of the Proposals, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response.

Very truly yours,

Very truly yours,

James L. Palenchar

cc: Mr. Daniel S. Sweigart
(w/ encl. and via U.S. Mail Overnight Certified)
Ms. Katherine Hsu
Kai P. Larson, Vice President and General Counsel

KL
File
received 3/10/03

March 5, 2003

Via Express Mail

Kai P. Larson, Esq.
Vice President, General Council and Assistant Secretary
NaPro Biotherapeutics, Inc.
6304 Spine Road, Unit A
Boulder, CO 80301

Re: Stockholder Proposal

Dear Mr. Larson:

In response to your letter dated February 19, 2003 and received by me on February 22, 2003, I am providing you with the requested additional information to address the deficiencies identified in the Stockholder Proposal that I sent to NaPro Biotherapeutics on February 11, 2003 by Express Mail. I have also enclosed a copy of the revised the proposal and supporting statement, which does not exceed 500 words as required by SEC Rule 14a-8.

In answer to your first question, I am submitting the revised stockholder proposal in accordance with Rule 14a-8 of the Securities and Exchange Commission's (SEC) rules under the Securities Exchange Act of 1934.

- As required by Rule 14a-8(b), I have enclosed written statements from *TD Waterhouse* and *Hazlett, Burt & Watson, Inc.* verifying that I have continuously held a total of 126,800 shares of NaPro common stock in these combined accounts for more than one year. The Hazlett, Burt & Watson account has continuously held 35,000 shares of NaPro common stock since March of 1999 and the TD Waterhouse account has continuously held 91,800 shares of NaPro common stock since October 15, 2001.

- As required by Rule 14a-8(b), I have enclosed a written statement that I intend to continue ownership of my NaPro BioTherapeutics common shares through the date of the Company's annual meeting, which according to last year's proxy statement will be sometime in June 2003.

- In accordance with Rule 14a-8(c), I have re-worded my proposal to make it a single proposal, namely, to urge the Board of Directors to significantly cut executive compensation. The 30% salary cut, elimination of bonuses and new option grants and the disallowance of re-pricing of existing options are the specific directives for carrying out the proposal to significantly reduce executive compensation. I reviewed this revised proposal with the office of SEC Chief Legal Council this afternoon and they indicated that they would view this as a single proposal.

- In accordance with Rule 14a-8(d), I have revised the proposal to not exceed 500 words.

- Finally, I have enclosed a copy of the NaPro 2002 Proxy Statement, which states that the deadline for submitting a stockholder proposal is February 13, 2003. My original proposal was received by your office on February 13, 2003, so your statement that my proposal was not submitted within the required time period is unclear.

If you have any questions or need additional information, pleas do not hesitate to contact me.

Respectfully submitted,

Daniel S. Sweigart

Encl. (4)

Hazlett, Burt and Watson, Inc.
100 East King Street, PO Box 1267
Lancaster, PA 17608-1267
(717) 397-5515 (800) 657-9944
Fax (717) 397-6012
E-mail: hbw@hazlettburt.com

George S. Weaver, III, Senior Vice President

February 24, 2003

Mr. Dan Sweigart
PO Box 11
Ephrata, PA 17522-0011

Dear Mr. Sweigart,

This letter is to confirm that you own 35,000 shares of NaPro Bio Therapeutics as of February 24, 2003 in an account held by Hazlett, Burt & Watson, Inc. You have continuously held this number shares in your account since your last purchase of NaPro Bio Therapeutics in March of 1999.

Should we be able to provide any further assistance please feel free to contact my assistant, Steven Sell, or me at 717-397-5516.

Very truly yours,

George S. Weaver III
Senior Vice President

TD Waterhouse

TD Waterhouse Investor Services, Inc.
One Harborside Financial Center
Plaza Four A
Jersey City, NJ 07311
T: 800 934 4448
tdwaterhouse.com

March 4, 2003

Daniel S Sweigart
PO Box 11
Ephrata, PA 17522

Re: Account # 438 25576
File # 10295288

Dear Mr. Sweigart,

I am writing in response to your recent inquiry regarding your account with TD Waterhouse Investor Services, Inc.

Please be advised that as of March 4, 2003 you hold 91,800 shares of Napro Biotherapeutics Inc. (NPRO). In addition, our records indicate that you have continuously held these shares since October 15, 2001.

Please call me at 1-800-934-4448 ext 64868 if you have any questions regarding this matter.

Thank you,

Aron Morch
TDWaterhouse
Customer Relationship Management

** TOTAL PAGE.02 **

March 5, 2003

Kai P. Larson, Esq.
Vice President, General Council and Assistant Secretary
NaPro Biotherapeutics, Inc.
6304 Spine Road, Unit A
Boulder, CO 80301

Re: Stockholder Proposal – Statement of intent to continue ownership of shares through the date of the annual meeting.

Dear Mr. Larson:

In response to SEC Rule 14a-8(b), please be advised that I intend to continue ownership of my NaPro BioTherapeutics common shares through the date of the Company's annual meeting, which according to last year's proxy statement will be held sometime in June 2003. I am currently holding 126,800 shares of NaPro common stock in two different brokerage accounts, *TD Waterhouse* and *Hazlett, Burt and Watson, Inc.* Written statements from both record holders that I have held these shares continuously for more than one year are also enclosed with this correspondence.

Respectfully submitted,

Daniel S. Sweigart

Stockholder Proposal
NaPro BioTherapeutics 2003 Annual General Meeting

Mr. Daniel S. Sweigart, P.O. Box 11, Ephrata, PA 17522, the beneficial holder of 126,800 shares of common stock, is hereby notifying NaPro BioTherapeutics of plans to introduce the following resolution:

"Resolved: The shareholders urge our board of directors to take immediate action to significantly reduce executive compensation by eliminating bonuses and cutting salaries by 30% for Chief Executive Officer and the other four most highly compensated executive officers. In addition, we urge our board to disallow the re-pricing of existing stock options and temporarily eliminate the granting of new options to the Chief Executive Officer and the other four most highly compensated executive officers.

These measures will remain in effect until such time that the Company is able to achieve earnings from ongoing operations for two consecutive quarters or the stock price recovers to a level of $5.00 per share or higher for thirty consecutive trading days.

"Supporting statement: Implementation of the above measures is necessary to more closely align executive compensation with performance. Executive compensation is grossly over-inflated given their failure to successfully execute the paclitaxel business plan and the total collapse of the share price since March 2002.

"The downturn in the markets has undeniably contributed to some of the loss in shareholder value, however, our company has significantly under-performed the market over the past year. In the 12 months period between January 2002 and January 2003, share price has dropped almost 97%, compared to a 22% drop in the S&P 500 Index and a 43% drop in the Biotech Index. This horrific loss in shareholder value demands immediate action by our Board of Directors to further contain costs by drastically cutting executive compensation.

"The decimation of the share price has occurred in the face of the FDA approval of the company's first major product, injectable paclitaxel, in May 2002. In the 8 months since approval, quarterly paclitaxel sales have remained in the $7-10 million per quarter range, which only represents about 10% of the total U.S. market. Our company's inability to capture a significant portion of the U.S. paclitaxel market represents a failure to successfully execute the paclitaxel business plan and reflects gross errors in judgement by Executive Management.

"Finally, the competence of management needs to be called into question for continuing to pour a significant portion of our company's paclitaxel revenues into the genomics technology program being run by Dr. Eric Kmiec, Ph.D. at the University of Delaware. Gene repair by chimeraplasty is a highly speculative technology that may never lead to effective treatments for human disease or commercially viable products. Management has failed to present a detailed business plan for commercializing the genomics technology, including revenue projections, timelines, etc.

"During the past year, there has been much public debate about executives enriching themselves at the expense of their shareholders and the failure of corporate boards of directors to reign in exorbitant executive compensation packages. Accordingly, shareholders have a right to expect the Board of Directors to exercise their fiduciary responsibilities and implement executive compensation policies that are in the best interest of all shareholders.

"I urge you to vote FOR this proposal."

NAPRO BIOTHERAPEUTICS, INC.
6304 Spine Road, Unit A
Boulder, Colorado 80301

Proxy Statement

General

The enclosed proxy is solicited by our Board of Directors for use at the Annual Meeting of Stockholders to be held on July 16, 2002, at 9:00 a.m. local time at the Raintree Plaza Conference Center at the Raintree Plaza Hotel, 1850 Industrial Circle, Longmont, Colorado, USA, and at any adjournment or postponement of that meeting, for the purposes set forth in the accompanying Notice of Annual Meeting. This Proxy Statement is being furnished to holders of our voting common stock, $0.0075 par value per share, as of May 20, 2002, the Record Date.

We will bear the entire cost of solicitation, including the preparation, assembly, printing, and mailing of this Proxy Statement, the proxy and any additional soliciting materials sent to stockholders. We may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. We have retained the services of MacKenzie Partners to aid in the solicitation of proxies, deliver proxy materials to brokers, nominees, fiduciaries, and other custodians for distribution to beneficial owners of stock and to solicit proxies therefrom. MacKenzie Partners will receive a fee of approximately $5,000 and reimbursement of all reasonable out-of-pocket expenses. Proxies may also be solicited by certain of our directors, officers and regular employees, without additional compensation, personally or by telephone.

This Proxy Statement and accompanying proxy will be mailed on or about June 17, 2002 to all stockholders entitled to vote at the meeting.

Annual Report

Our Annual Report to Stockholders for the year ended December 31, 2001 including audited financial statements is enclosed. This Annual Report to Stockholders does not form any part of the material for the solicitation of proxies.

Stockholder Proposals

We intend to hold our 2003 Annual Meeting of Stockholders in June 2003. Proposals by stockholders that are intended to be presented at that meeting must be received by our Secretary at our principal executive office, 6304 Spine Road, Unit A, Boulder, Colorado 80301, no later than February 13, 2003 in order to be included in the proxy statement and proxy relating to the 2003 Annual Meeting. If a stockholder wishes to submit a proposal or director nomination that is not to be included in next year's proxy statement and proxy, the stockholder must do so not less than 50 days nor more than 75 days prior to the meeting; provided, however, that in the event that less than 60 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Stockholders are also advised to review our bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations.

BARTLIT BECK HERMAN PALENCHAR & SCOTT
A LAW PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
www.bartlit-beck.com

DENVER OFFICE
1899 WYNKOOP STREET
8TH FLOOR
DENVER, CO 80202
TELEPHONE: (303) 592-3100
FACSIMILE: (303) 592-3140

CHICAGO OFFICE
COURTHOUSE PLACE
54 WEST HUBBARD STREET
CHICAGO, IL 60610
TELEPHONE: (312) 494-4400
FACSIMILE: (312) 494-4440

WRITER'S DIRECT DIAL:
(303) 592-3111
james.palenchar@bartlit-beck.com

April 9, 2003

By Facsimile -202-942-9527
And Federal Express

Grace Lee
Special Counsel
Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: NaPro BioTherapeutics, Inc.

Dear Ms. Lee:

I am writing this letter on behalf of our client, NaPro BioTherapeutics, Inc. ("NaPro" or the "Company") in response to a letter dated April 4, 2003 (received by the Company on April 7, 2003) from a Mr. Daniel S. Sweigart (the "Proponent"), a copy of which is enclosed. I also refer you to our letter to the Staff of the Commission dated March 6, 2003 requesting a no-action letter in connection with the Proponent's stockholder proposals received by the Company on February 13, 2003 and our letter to the Staff dated March 19, 2003 regarding revised stockholder proposals submitted by the Proponent. The Proponent's April 4 letter contains revised stockholder proposals (the "Proposals") and a revised supporting statement (the "Supporting Statement").

It appears that the Proponent has addressed certain but not all of the bases NaPro has to exclude the Proposals that were articulated in our letter of March 18, 2003.

A. Rule 14a-8(d). NaPro continues to rely on Rule 14a-8(d) to exclude the Proposals from its proxy statement for its 2003 annual meeting of stockholders (the "Proxy Statement"). NaPro has twice notified the Proponent that the Proposals as originally submitted and his first revised Proposals exceeded the 500 word limit of Rule 14a-8(d). The Proposals and Supporting Statement re-submitted by the Proponent amount to 513 words. Because the Proponent did not limit the Proposals and Supporting Statement to 500 words, NaPro is entitled now to exclude the Proposals under Rule 14a-8(f).

The Proponent asserts in his April 4 letter that that NaPro has counted his "title" and "statement of intent" in order to establish that the Proposals and Supporting

Statement exceed 500 words. That is not the case. All NaPro has done is apply common sense and established counting conventions related to numbers and hyphenated words. See *Northrop Grumman Corp.*, (Mar. 17, 2000); *Minnesota Mining and Manufacturing* (Jan. 4, 2000) and *Aetna Life and Casualty Co.*, (Jan. 18, 1995). It is further NaPro's position that the word count increases to 521 if the many acronyms and abbreviations the Proponent uses are expressed as the words they represent (for example "FDA" is four words: Food and Drug Administration).

B. **Rule 14a-8(c).** NaPro continues to believe that it is entitled to exclude the Proposals under Rule 14a-8(c). The Proponent has eliminated one his three proposals but has retained two of them. [1] As revised, the Proposals are:

"Resolved: The shareholders urge our board of directors to significantly reduce executive compensation by **eliminating bonuses and granting of new options, including any bonuses or options awarded in 2001**, to Chief Executive Officer and the other four most highly compensated executive officers. In addition, we urge our board to **reduce salaries by 30%** for Chief Executive Officer and the other four most highly compensated officers. The Board shall implement this policy in a manner that does not violate any existing employment agreement or executive compensation plan."

The supplied emphasis signifies the first and third Proposals that were contained in the Proponent's March 5 revised Proposals. These are two entirely different Proposals - the first urges the Board to take back compensation already granted, and the second appears to be directed to reducing future compensation. Because the Proponent did not limit the number of Proposals to one, NaPro is entitled to exclude the Proposals under Rule 14a-8(f).

C. **Rule 14a-8(i)(2).** NaPro no longer intends to rely upon Rule 14a-8(i)(2) to exclude the second of the revised Proposals. However, NaPro believes that it is entitled to exclude the Proposal as revised under Rule 14a-8(i)(3) because it is misleading in violation of Rule 14a-9. The employment agreements at issue here (see the enclosure with our March 6 letter) provide that the failure of the Company to renew the Agreement at any given renewal time constitutes termination of the executive's employment without cause. The employment agreements do not contemplate that an executive's salary would be renegotiated at the time of renewal. Termination of the employment without cause requires the Company to make a severance payment equal to the executive's annual base salary. The Proponent's Proposal assumes that the employment agreement can either be "renewed" with a lower salary, or can be ended without consequence. Neither of these assumptions are true. For that reason, the Proposal violates Rule 14a-9.

---

[1] We note that the Proponent has voluntarily withdrawn his Proposal to "disallow" stock option re-pricing as moot. For the reasons stated in our March 19 letter, we concur.

Furthermore, the Proponent's new first Proposal can be excluded under Rule 14a-8(i)(2). The first Proposal urges the Board to take back compensation already received by the recipients. NaPro respectfully believes that such action would be illegal as well as beyond the power of the Board. To the latter extent, it may be excluded under Rule 14a-8(i)(6).

D. **Rule 14a-8(i)(3).** NaPro continues to believe that it is entitled to exclude the Proposals and the Supporting Statement under Rule 14a-8(i)(3) for the reasons stated in our letter of March 6 as well as the reasons set out below. We will address each of Proponent's assertions individually:

- The statements in the first bullet point on page 4 of the Proponent's letter are misleading. A market share of 10%, which is increasing, simply is not "very little" when one is talking about a market penetration over an eleven month period. NaPro submits that this is strong accomplishment for which management should be commended. NaPro's marketing partner, Abbott Laboratories, is one of four players in a market dominated by the legacy competitor, Bristol Myers Squibb.

- In the second bullet point on page 4, the Proponent appears to believe that management was derelict in not anticipating or deterring conduct by Bristol Myers Squibb. The Company understands that Bristol Myers Squibb has been the subject of regulatory inquiry regarding alleged channel stuffing. NaPro disputes that the consequences of the possibly unlawful acts of others are the fault of its management.

- NaPro disputes the truthfulness of statements attributed to its management in the first bullet point on page 5 of the Proponent's letter. NaPro's does not believe that the Proponent is in a position to know what management's beliefs were and management is not aware of having "repeatedly told" shareholders the statements the Proponent attributes to them.

- The discussion concerning Dr. Eric Kmiec in the second bullet point on page 5 and in the Supporting Statement does not have the import to the Company that is implied by the Proponent. First, Dr. Kmiec is not an employee of NaPro. He does not "run" any program of the Company. He developed certain technology at the University of Delaware that is licensed to the Company. Second, the technology the Proponent refers to in the Supporting Statement and his letter to the Staff is not even technology that NaPro licenses from the University of Delaware.

Conclusion

The Company believes that: (i) the Proposals may be properly omitted from the Proxy Statement in reliance upon paragraph (c) and (d) of Rule 14a-8; (ii) the first Proposal may be omitted from the Proxy Statement in reliance upon paragraph (i)(2) and (i)(6) of Rule 14a-8; and (iii) the second Proposal and the Supporting Statement may be omitted from the Proxy Statement in reliance upon paragraph (i)(3) of Rule 14a-8.

We would appreciate your calling the undersigned at (303) 592-3111 with any questions or comments. In the event that the Staff disagrees with the Company's position expressed in this letter with regard to the omission of the Proposals, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response.

Very truly yours,

James L. Palenchar

cc: Mr. Daniel S. Sweigart
(w/ encl. and via U.S. Mail Overnight Certified)
Kai P. Larson, Vice President and General Counsel

Copy to NaPro
Biotherapeutics
Suite 3110
630 Fifth Avenue
New York, NY 10111
Attn: Leonard Shaykin
Ph: 212-218-8720

April 4, 2003

By Facsimile – 202-942-9527
And Express Mail

Ms. Grace Lee, Esq.
Special Counsel
Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: NaPro BioTherapeutics, Inc.- Stockholder Proposal

Dear Ms. Lee:

I am writing to you concerning the shareholder proposal I submitted to NaPro BioTherapeutics on February 1, 2003 for inclusion in their 2002 proxy statement. I want to respond to a number of remaining issues on which NaPro believes they are entitled to exclude my proposal from their proxy statement.

Please accept my apologies for not responding back to you sooner, however, I have been out of the office on business travel the past two weeks. My fax to you on March 27 indicated that I intended to mail my response by March 31, however, I was only back in the office for one day before I had to leave again on another assignment.

What follows are my responses to the specific issues raised in the March 6 and March 19 letters from *Bartlit Beck Herman Palenchar & Scott*, outside counsel for NaPro Biotherapeutics. I will start with the March 19 letter, which acknowledges that a number of the issues they identified in the March 6 letter have been adequately addressed and they no longer intend to rely on those issues (and corresponding SEC rules) to exclude my proposal from the proxy statement for the 2003 annual meeting of stockholders. I will be referring back to the more detailed March 6 letter as needed, in addition to the SEC Staff Legal Bulletin No. 14, dated July 13, 2001.

1. **<u>Rule 14a-8(d).</u>** NaPro states that they intend to continue to rely on this rule to exclude my proposal, claiming that my revised Proposal and Supporting Statement total 503 words. In counting the words in the proposal and supporting statement, it is my position that they have erroneously counted the words in the "title" and "statement of intent" (see bold italics in Exhibit 1) toward the 500-word limitation. Section C-2(a) of the SEC Staff Legal Bulletin No. 14 states that the company may count the words in the proposal's "title" or "heading" only if the title and heading are, in effect, arguments in support of the proposal. The wording highlighted in bold italics in my proposal clearly does not pass this test and therefore should not be counted toward the 500-word limitation. The title, <u>Stockholder Proposal – NaPro BioTherapeutics 2003 Annual General Meeting</u>, is clearly a generic title and is in no

way an argument in support of the proposal. Likewise, the "statement of intent" in bold italics is simply a statement that I intend to introduce the following proposal. That statement can in no way be construed as an argument in support of the proposal and therefore, should not be counted toward the 500-word limit. When the words of the proposal and supporting statement are correctly counted according to the guideline in Section C-2(a) of the SEC Staff Legal Bulletin No. 14, the correct word count is 486, not 503 as alleged by the company.

To further support my argument, I have enclosed a copy of a shareholder proposal included in the Hershey Foods Corporation 2002 Proxy Statement, labeled as Exhibit 2. The "title" and "statement of intent" were not counted in this proposal, which results in a total of 491 words for the proposal and supporting statement. Had the "title" and "statement of intent" been counted toward the 500-word limitation, the shareholder proposal would have exceeded the 500-word limit by 38 words and would have violated SEC Rule 14a-8(d).

I have enclosed a second example, labeled as Exhibit 3, which is a copy of two shareholder proposals included in the Verizon Communications 2002 Proxy Statement. The first proposal, shown as Item 4, would exceed the 500-word limit by 24 words if the "statement of intent" had been counted toward the 500-word limit. The second proposal, shown as Item 5, would exceed the 500-word limit by 80 words if the "statement of intent" had been included in the count. Even without counting the "statement of intent" in the second Verizon proposal, the total words add up to 538, indicating that the 500-word limit is not strictly enforced.

The "statements of intent" in all three of these examples are very similar to the "statement of intent" in my proposal in that the shareholders are simply stating their name, address, number of shares they own and that they intend to submit an attached proposal.

The company has erred on this issue and therefore cannot relay on Rule 14a-8(d) to exclude my proposal from its Proxy Statement.

2. **Rule 14a-8(c).** NaPro states that they continue to believe that they are entitled to exclude the Proposal under Rule 14a-8(c). They claim that my proposal consists of three very different agenda items and therefore constitute more than one proposal. I agree with the company that the item to **disallow the re-pricing of existing stock options** cannot be included under the general heading of Executive Compensation. The March 6 *Bartlit Beck Herman Palenchar & Scott* letter, page 5, states that disallowing option re-pricing is in effect a proposal to amend the Company's bylaws. In reality, this item in the proposal is a moot issue because the NaPro Bylaws already prohibit the re-pricing of options without the approval of the majority of the shareholders. Article XII of the Company's Bylaws provides as follows:

> Unless approved by the holders of a majority of the shares present and entitled to vote at a duly convened meeting of stockholders, the Company shall not ... reduce the exercise price of any stock option granted under any existing or future stock option plan.

It is my position that the company should have cited **Rule 14a-8(i)(10)** to exclude the option re-pricing part of my proposal because the **disallowance of the re-pricing of existing stock options** has already been substantially implemented by the company as set forth by Article XII of the Bylaws. Since it is a moot issue, I made a minor modification to the Shareholder Proposal and removed the statement urging the Board to disallow the re-pricing of existing stock options. The modified Proposal is enclosed as Exhibit 4. The total number of words in the modified proposal is 498.

With the elimination of the item on disallowance of the re-pricing of existing options, the remaining items in the Proposal – namely the recommendation to the Board to eliminate bonuses and new option grants and reduce salaries by 30% - are all clearly under the umbrella of reducing Executive Compensation. These items are not three separate Proposals as alleged by the company.

To illustrate this point more clearly, I refer you to the Yahoo Finance/Multex web page for NaPro Biotherapeutics (Exhibit 5). 2001 compensation is reported for the top five executive officers of the company. In a column entitled "Pay", a single compensation figure is given for each officer. For example, "Pay" for the CEO, Leonard Shaykin, is reported as $473K. In the footnote, "Pay" is defined as salary, bonuses, etc. Option grants are customarily considered part of "Pay" at all publicly held companies. It is my position that the company's argument that these three components of "Pay" are "three very different agenda items" is spurious and they should not be permitted to exclude my Proposal on that basis.

3. <u>Rule 14a-8(i)(2).</u> NaPro continues to believe that it is entitled to exclude the first of the revised Proposals from its proxy statement on the grounds that the proposal would, if implemented, constitute a breach of the employment agreements under Colorado contract law and could subject the Company to liability for damages. The Company referenced a copy of a representative employment agreement, that of NaPro's CEO, which states that "The Compensation Committee shall review the Base Salary of the Executive at least annually on the anniversary of the Effective Date and may, in its sole discretion, increase (but not decrease) such Base Salary from time to time." The Effective Date of the aforementioned employment agreement for Leonard P. Shaykin is October 1, 2001. The terms of the agreement are in force for three years from the effective date.

In order to address the issue raised by the Company under Rule 14a-8(i)(2), I added the following statement to my proposal. **"The Board shall implement this policy in a manner that does not violate any existing employment agreement or equity compensation plan."** There is nothing in the executive employment agreements that would prohibit the Board from eliminating bonuses and new option grants. A salary reduction, on the other hand, could not be implemented while an existing employment contract is still in force. Salary reductions could only be applied to future contracts. Executive salary reductions can be implemented after the current employment contracts expire and new contracts are negotiated.

For example, Leonard P. Shaykin's current contract expires on September 30, 2004. If and when the Board renews Mr. Shaykin's contract on October 1, 2004, salary could be reduced by 30% at that time, provided that the Company has not been able to **achieve earnings from ongoing operations for two consecutive quarters or the stock price fails to recover to a level of $5.00 per share or higher for thirty consecutive trading days**. (see Exhibit 4, Modified Shareholder Proposal).

One final point to be made on this issue is that the Proposal is worded as a **recommendation** to the Board of Directors to take a certain course of action. A recommendation is non-binding and as such, this Proposal would not **cause the Company to violate any state, federal, or foreign law to which it is subject...**

4. Rule 14a-8(i)(3) and Rule 14a-9(a). The Company continues to allege that the Proposal contains false and misleading statements of material fact and believes it is entitled to exclude my proposal on that basis. I will address each of the Company's assertions individually:

- the Company's paclitaxel business has generated "very little revenues" **The actual wording in my original proposal is "very limited revenues", which I believe is an accurate statement given that the Company has only achieved a 10% share of the paclitaxel market, making them a very minor player in the this market. Nevertheless, I have removed this statement from my revised Supporting Statement so this is no longer an issue.**
- The Company's paclitaxel market share achieved in less than one year of commencement of sales "represents a failure to successfully execute the paclitaxel business plan" **I believe this to be an accurate statement considering that the Company expected to "hit the ground running" upon FDA approval last May. They spent significant capital to expand their paclitaxel manufacturing capacity at their Boulder, CO processing facility. They hired additional employees to run this facility 24/7 due to the anticipated large demand for their product. Management significantly underestimated the effects of the BMY (Bristol Myers Squibb) channel stuffing and other competitive factors on the generic paclitaxel market. Due to these significant errors in**

judgement by Executive Management, the Company has experienced significant cash flow problems and was forced to downsize the workforce at the Boulder manufacturing facility last year, which resulted in the termination of 30 employees. If this wasn't a failure to execute a business plan, then the phrase "failure to execute" has no meaning.

- The Company's performance "reflects poor judgement by senior management" **Wording changed in revised proposal to read, "reflects gross errors in judgement by Executive Management". As already discussed above, there is an abundance of evidence that Management failed to anticipate the competitive pressures on the generic paclitaxel market. They erroneously held to the belief that their extensive paclitaxel patent portfolio would prevent other generic competitors from launching their own versions of paclitaxel in the U.S. market. Mylan Laboratories launched their product in the face of NaPro's patents. NaPro management repeatedly told shareholders over the phone that they were confident Mylan wouldn't launch and that their patents would prevent a significant collapse in the price of paclitaxel. The truth is that paclitaxel prices collapsed nearly 80% from where they had been three years ago before generic versions began entering the market. NaPro Management was repeatedly asked about the anticipated effect of generic approvals on pricing and they continued to stand by their belief that prices would not fall by more than 25-30%. Their projections were totally wrong because of a basic mis-understanding of the generic paclitaxel market, basic supply and demand issues and borderline incompetence with regard to competitive intelligence.**

- The "wisdom of management needs to be called into question" for pursuing the development of certain technologies **Revised Supporting Statement substitutes the word "competence" in place of "wisdom", nevertheless, I continue to stand by this statement as totally accurate as it describes NaPro's pursuit of the gene repair technology developed by Dr. Eric Kmiec at the University of Delaware. I have enclosed supporting documentation identified as Exhibit 6. This independent documentation is an article, which appeared in the December 13, 2002 issue of the respected journal, <u>Science</u>. The author of the article, Gary Taubes, interviewed a number of prominent scientists and researchers in the genomics field, some of whom came dangerously close to labeling Eric Kmiec a fraud. The article is a scathing attack on Kmiec and the gene repair technology, which NaPro has licensed. The article points out that reputable scientists have been unable to independently replicate Kmiec's findings in their laboratories. The author also points out that many of Kmiec's earlier research papers were publicly refuted or retracted. The article totally discredits Eric Kmiec by concluding, "after 6 years of research, chimeraplasty still lacks unambiguous data and universal reproducibility. Barring a dramatic turn of events, it seems likely that the**

technology will pass the way of other potential breakthroughs that garnered their 15 minutes of fame and then vanished slowly into the literature." Almost four months have elapsed since this extremely damaging article was published and NaPro has yet to publicly refute the allegations raised by the article. It should also be noted that the largest NaPro institutional shareholder, Wisconsin State Investment Board, dumped their entire position around the same time that the Science article was released. NaPro's failure to publicly refute this article has caused shareholders to suffer significant losses and has caused both individual and institutional shareholders to question the competence of management for pursuing what appears to be bogus science.

In conclusion, I believe that I have addressed all of the deficiencies in my Proposal identified by the Company and I do not believe that the Company has any legitimate grounds, based on Rule 14a-8, to omit my Proposal from their 2002 Proxy Statement.

If you have any questions or need additional information, please do not hesitate to contact me.

Respectfully submitted,

Daniel S. Sweigart
P.O. Box 11
Ephrata, PA 17522
Ph: (717)-534-7134 (work)

Enc. (6)

Modified Proposal – Final Revision

Exhibit 4

Stockholder Proposal
NaPro BioTherapeutics 2003 Annual General Meeting

Mr. Daniel S. Sweigart, P.O. Box 11, Ephrata, PA 17522, the beneficial holder of 126,800 shares of common stock, is hereby notifying NaPro BioTherapeutics of plans to introduce the following resolution:

"Resolved: The shareholders urge our board of directors to significantly reduce executive compensation by eliminating bonuses and granting of new options, including any bonuses or options awarded in 2001, to Chief Executive Officer and the other four most highly compensated executive officers. In addition, we urge our board to reduce salaries by 30% for Chief Executive Officer and the other four most highly compensated officers. The Board shall implement this policy in a manner that does not violate any existing employment agreement or equity compensation plan.

These measures will remain in effect until such time that the Company is able to achieve earnings from ongoing operations for two consecutive quarters or the stock price recovers to a level of $5.00 per share or higher for thirty consecutive trading days.

"Supporting statement: Implementation of the above measures is necessary to more closely align executive compensation with performance. Executive compensation is grossly over-inflated given their failure to successfully execute the paclitaxel business plan and the total collapse of the share price since March 2002.

"The downturn in the markets has undeniably contributed to some of the loss in shareholder value, however, our company has significantly under-performed the market over the past year. In the 12 months period between January 2002 and January 2003, share price has dropped almost 97%, compared to a 22% drop in the S&P 500 Index and a 43% drop in the Biotech Index. This horrific loss in shareholder value demands immediate action by our Board of Directors to further contain costs by drastically cutting executive compensation.

"This decimation of the share price has occurred in the face of the FDA approval of the company's first major product, injectable paclitaxel, in May 2002. In the 8 months since approval, quarterly paclitaxel sales have remained in the $7-10 million per quarter range, which only represents about 10% of the total U.S. market. Our company's inability to capture a significant portion of the U.S. paclitaxel market represents a failure to successfully execute the paclitaxel business plan and reflects gross errors in judgement by Executive Management.

"Finally, the competence of management needs to be called into question for continuing to pour a significant portion of our company's paclitaxel revenues into the genomics technology program being run by Dr. Eric Kmiec, Ph.D. at the University of Delaware. Gene repair by chimeraplasty is a highly speculative technology that may never lead to effective treatments for human disease or commercially viable products. Management has failed to present a detailed business plan for commercializing the genomics technology, including revenue projections and timelines.

"During the past year, there has been much public debate about executives enriching themselves at the expense of their shareholders and the failure of corporate boards of directors to reign in exorbitant executive compensation packages. Accordingly, shareholders have a right to expect the Board of Directors to exercise their fiduciary responsibilities and implement executive compensation policies that are in the best interest of all shareholders.

"I urge you to vote FOR this proposal."

BARTLIT BECK HERMAN PALENCHAR & SCOTT
A LAW PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
www.bartlit-beck.com

RECEIVED

2003 MAR -7 PM 3:37

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

DENVER OFFICE

1899 WYNKOOP STREET
8TH FLOOR
DENVER, CO 80202
TELEPHONE: (303) 592-3100
FACSIMILE: (303) 592-3140

CHICAGO OFFICE

COURTHOUSE PLACE
54 WEST HUBBARD STREET
CHICAGO, IL 60610
TELEPHONE: (312) 494-4400
FACSIMILE: (312) 494-4440

WRITER'S DIRECT DIAL:

(303) 592-3111
james.palenchar@bartlit-beck.com

March 6, 2003

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: NaPro BioTherapeutics, Inc. Stockholder Proposal

Ladies and Gentlemen:

Enclosed for filing is an original and seven copies of a letter concerning a stockholder proposal delivered to our client, NaPro BioTherapeutics, Inc.

Please file stamp one of the copies and return it to me in the enclosed, self-addressed, stamped envelope,

Sincerely,

James L. Palenchar

Enclosures

BARTLIT BECK HERMAN PALENCHAR & SCOTT
A LAW PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
www.bartlit-beck.com

RECEIVED
2003 MAR -7 PM 3:37
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

DENVER OFFICE
1899 WYNKOOP STREET
8TH FLOOR
DENVER, CO 80202
TELEPHONE: (303) 592-3100
FACSIMILE: (303) 592-3140

CHICAGO OFFICE
COURTHOUSE PLACE
54 WEST HUBBARD STREET
CHICAGO, IL 60610
TELEPHONE: (312) 494-4400
FACSIMILE: (312) 494-4440

WRITER'S DIRECT DIAL:
(303) 592-3111
james.palenchar@bartlit-beck.com

March 6, 2003

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: <u>NaPro BioTherapeutics, Inc. - Stockholder Proposal</u>

Ladies and Gentlemen:

Our client, NaPro BioTherapeutics, a Delaware corporation (the "Company" or "NaPro"), received an undated document captioned "Stockholder Proposal - NaPro BioTherapeutics 2003 Annual General Meeting" from a Mr. Daniel S. Sweigart (the "Proponent") on February 13, 2003 informing the Company of the Proponent's plans to introduce a resolution (the "Proposals") presumably for action at the Company's 2003 Annual Meeting of Stockholders (the "Annual Meeting").

The Company hereby informs you that it intends to omit the Proposals and the accompanying supporting statement (the "Supporting Statement") from the its proxy statement for the Annual Meeting (the "Proxy Statement") pursuant to Rules Rule 14a-8(b), 8(c), 8(d), 8(i)(2)and 8(i)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and requests your confirmation that the Staff of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action to the Commission if the Proposals are so omitted.

In accordance with Rule 14a-8(j)(2) of the Exchange Act, on behalf of the Company we hereby file with the Commission six copies of (a) this letter, (b) the Proposals, including the Supporting Statement, (c) a letter dated February 19, 2003 from the Company to the Proponent pursuant to 14a-8(f) informing the Proponent that the submission of the Proposals suffered from a number of procedural deficiencies that are described in this letter (the "Deficiency Letter").

The Proposals, which actually consist of three separate proposals, resolve that the stockholders of the Company urge the Company's Board of Directors to take unspecified steps to "disallow" re-pricing of options, freeze bonuses and new option grants at unspecified levels for senior management and reduce the salaries of senior management by 30% until certain earnings targets are met or the price of NaPro stock achieves a stated level for thirty days.

Neither the Proposals nor the Supporting Statement specifies whether the Proposals are intended to be submitted to the Company under Rule 14a-8 or the Company's bylaw provision that permits stockholder proposals to be made. The Company has advised the Proponent of this ambiguity and the Proponent has not responded to the Company. The Proponent has complied with neither Rule 14a-8 nor the Company's bylaws.

As noted above, the Company received the Proposals on February 13, 2003. In accordance with Rule 14a-8(f) under the Exchange Act, the Company notified the Proponent in writing, within 14 calendar days of the date the Company received the Proposals (by means of the Deficiency Letter received by the Proponent on February 22, 2003) that the Proponent:

- failed to include a written statement that he held the requisite amount of shares of NaPro common stock continuously for more than one year in violation of Rule 14a-8(b);
- failed to include a written statement that he intends to continue ownership of his NaPro common shares through the date of the Company's Annual Meeting in violation of Rule 14a-8(b);
- submitted more than one proposal in violation of Rule 14a-8(c); and
- submitted proposals and a supporting statement that exceed 500 words in violation of Rule 14a-8 (d).

NaPro further advised the Proponent of his rights under Rule 14a-8 to respond to and/or correct the deficiencies listed above. Specifically, the Company requested that the Proponent (1) provide the information called for by the first two bullet items above so that it can ascertain his eligibility to submit a stockholder proposal under Rule 14a-8, (2) reduce the items submitted to the limits (i.e., one proposal) required by the Rule by sending a written notice of which proposal he wants included, and (3) shorten his proposal and supporting statement to be less than 500 words. The Company further advised the Proponent that his letter must be postmarked, or transmitted electronically, no later than 14 days from the date he received the Company's letter and that, if within the required 14 day period, he did not correct the deficiencies listed above, the Company would be entitled to exclude all of his Proposals from Proxy Statement. The Company has not received a response from the Proponent. The Company has, nonetheless, requested us to submit this letter now as recommended by the Staff in *Division of Corporation Finance: Staff Legal Bulletin No. 14* (July 13, 2001).

Discussion

A. The Proposals are not submitted by a stockholder entitled to submit proposal and may be omitted under Rule 14a-8(b).

1. The Proponent is not a stockholder of record of NaPro and has not included in his proposal a written statement that he has held the requisite amount of shares of NaPro common stock continuously for more than one year. In addition, the Proponent has not provided this written statement from a record holder of his shares. The Company is not in possession of any evidence confirming that the Proponent is a stockholder. Without more, NaPro is entitled to omit the Proposals from its Proxy Statement under Rule 14a-8(b).

2. The Proponent has not included a written statement that he intends to continue ownership of his NaPro common shares, if he holds any through the date of the Company's Annual Meeting. Without more, NaPro is entitled to omit the Proposals from its Proxy Statement under Rule 14a-8(b).

Under Rule 14a-8(b), in order to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year and continue to hold these securities through the date of the stockholders meeting. If a proponent is not a registered holder of the company securities entitled to vote on the proposal and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reporting ownership of the Company's securities, a proponent may prove eligibility by submitting a written statement from the record holder of the securities verifying that at the time the proponent submitted the proposal that the proponent had held the securities for at least one year.

The Staff has on numerous occasions permitted the omission of a stockholder proposal from proxy materials where the proponent failed to provide documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one year period required by Rule 14a-8(b). *See, e.g., Johnson & Johnson* (January 11, 2001) and *The Coca-Cola Company* (January 11, 2001).

The Company believes that the Proposals can be omitted pursuant to Rule 14a-8(b) because the Proponent has failed to provide documentary support indicating that he satisfies the minimum ownership requirement for the one year period required by Rule 14a-8(b). The Company clearly advised the Proponent on a timely basis of the need for him to establish that proof and specifically informed him of the 14-day time period within which he had to respond. Since the Proponent is not a registered holder of the Company's common stock and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reporting ownership of the Company's common stock, he is required under Rule 14a-8(b) to submit a written statement from the record holder verifying that he has continuously held the Company's common stock for at least a year.

Under the proxy rules the burden of establishing proof of beneficial stock ownership is on the Proponent, and the Proponent has failed to meet that burden. Moreover, the Company has clearly advised the Proponent of the eligibility requirements of Rule 14a-8(b).

B. The Proposals as submitted does not conform with the word limits of Rule 14a-8(d).

Rule 14a-8(d) imposes a 500 word limit on a proposal and supporting statement. The Proponent's Proposals and Supporting Statement total 593 words. Without more, NaPro is entitled to omit the Proposals from its Proxy Statement under Rule 14a-8(d).

The Company has advised the Proponent that the Proposals may be excluded under Rule 14a-8(d) because they exceed 500 words and the Proponent has failed to cure the deficiency. The Staff has confirmed that a proposal and supporting statement may be omitted from a company's proxy materials if the company has notified the proponent of the deficiency and the proponent has failed to cure within the required period. *See Minnesota Mining and Manufacturing Company* (February 27, 2000) (allowing exclusion of the proposal because it exceeded 500 words in length).

C. The Proposals do not satisfy the procedural requirements of Rule 14a-8(c).

Rule 14a-8(c) provides that a stockholder may only submit one proposal. The Proposals consist of three separate and distinct proposals. In the Proposals, the Proponent would have NaPro's stockholders urge the Board to take the unspecified (but "necessary") steps to:

1. "Disallow any re-pricing of existing stock options."
2. "Freeze bonuses and new option grants for Chief Executive Officer and the other four most highly compensated executive officers."
3. "Cut salaries by 30% for Chief Executive Officer and the other four most highly compensated executive officers."

The Staff has been consistent in recognizing that even where a stockholder submission contains multiple proposals that relate to the same general subject matter, the stockholder submission may be excluded because it nevertheless contains more than one proposal. *See e.g., Occidental Petroleum Corporation* (February 23, 1998) (multiple proposals relating to limitations on the form and dollar amount of compensation to certain executives and termination of their existing contracts); *Pacific Enterprises* (February 19, 1998) (multiple proposals relating to the percentage stockholder vote required for various corporate transactions); and *Enova Corp.* (February 9, 1998) (proposals requesting that directors be elected annually and that the board include an "independent lead director"). Since the Proposals consist of more than one proposal, the Company may, pursuant to Rule 14a-8(c), exclude the Proposals from its Proxy Statement.

Here there is clearly more than one proposal. The first seeking to "disallow" option re-pricing is in effect a proposal to amend the Company's bylaws. Article XII of the Company's bylaws provides as follows:

> Unless approved by the holders of a majority of the shares present and entitled to vote at a duly convened meeting of stockholders, the Company shall not . . . reduce the exercise price of any stock option granted under any existing or future stock option plan.

This is not an action the Board can implement even if it chooses to do so since the bylaw by its terms "may not be amended or repealed without the affirmative vote of the holders of a majority of the shares present and entitled to vote at a duly convened meeting of stockholders." A complete copy of the Company's bylaws is enclosed for the information of the Staff.

The second proposal seeks to freeze (at unspecified levels) bonuses and "new" option grants. This proposal has nothing to do with the Company's bylaws.

The third proposal seeks to cut the salaries of senior management by 30%. While superficially related to the second proposal, since it concerns executive compensation, the proposal requires the Board to breach existing employment agreements. The employment agreements of each member of senior management provides that: " The Compensation Committee (or the Board, if applicable) shall review the Base Salary of the Executive at least annually on the anniversary of the Effective Date and may, in its sole discretion, increase (but not decrease) such Base Salary from time to time." A copy of a representative employment agreement, that of NaPro's Chief Executive Officer is included with this letter for the information of the Staff. The other officers that would be affected by the Proposals, Sterling K. Ainsworth, Kai P. Larson, Gordon H. Link and Patricia A. Pilia have contracts with an identical provision.

The Proposals only superficially deal with a the common theme of compensation. In fact they also implicate an amendment to the bylaws and the breach of valid agreements. The requirement that there be no more than one proposal per proponent is clearly violated. NaPro submits that the omission of the Proponent's procedurally flawed Proposals fall squarely within the *Occidental Petroleum* letter cited above.

D. The third of the Proponent's Proposals may be omitted under Rule 14a-8(i)(2).

Rule 14a-8(i)(2) permits a registrant to exclude a proposal from its proxy statement "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. . . ." The Proponent's third Proposal would require the Company to breach agreements with its senior management for no cause. A breach of contract may be deemed to occur if a party fails to perform, without legal excuse, its obligation under a contract. Implementation of this Proposal would require the Board of Directors take action that would result in the Board having to reduce the salaries of senior management. This action would require NaPro to breach its employment agreements with Messrs. Shaykin, Link and Larson, and Drs. Ainsworth and Pilia without legal excuse. In our view as Company counsel, this unilateral action on the part of the Company would constitute a breach of the employment agreements under Colorado contract law and could subject the Company to liability for damages.

The Staff has consistently determined that stockholder proposals seeking to alter employment or stock option agreements must only apply to future agreements. *See General Motors Corporation* (March 6, 1996) Given the explicit nature of this portion of the Proposals is to abrogate existing agreements, this is not a case where the defect could be cured if the proposal were recast to apply only to future contractual obligations. The Company therefore believes it may properly exclude the third Proposal pursuant to Rule 14a-8(i)(2) as its implementation would result in the Company's violation of Colorado law.

E. The Proposals contain false and misleading statements of material fact and make misleading omissions of material facts and may be omitted under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits issuers to omit a stockholder proposal that conflicts with any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9(a) provides that no solicitation shall be made by means of a communication containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false or misleading.

The Proposal violates Rule 14a-9(a) because the Supporting Statement contains false and misleading statements. The Staff has taken a no-action position with respect to the omission of proposals and supporting statements that contain unsupported generalizations, assertions and personal opinions not designated as such. *See, e.g., Buffton Oil & Gas, Inc.* (December 15, 1982). The Supporting Statement contains several such unsupported generalizations, assertions and undesignated personal opinions including the following:

- the Company's paclitaxel business has generated "very little revenues" (¶ 1)
- the Company's paclitaxel market share achieved in less than one year of commencement of sales "represents a failure to successfully execute the paclitaxel business plan" (¶3)
- the Company's performance "reflects poor judgment" by senior management" (¶3)
- the "wisdom of management needs to be called into question" for pursuing the development of certain technologies (¶4)
- management's pursuit of the development of certain technologies "raises serious questions about the due diligence process that was done"; represents "blue sky research"; and "reflects poor business judgment" (¶5)

Each of these assertions is stated as a fact with the intention of discrediting management presumably to justify the actions urged in the Proposals. These assertions are merely opinions for which no factual support is provided. Furthermore, the Proponent's Supporting Statement does not rise above common name calling. As such, the Supporting Statement in its entirety should be omitted under Note b. of Rule 14a-9 as "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. *See Division of Corporation Finance: Staff Legal Bulletin No. 14* (July 13, 2001). We urge the Staff to provide such relief here.

Conclusion

The Company believes that: (i) the Proposals may be properly omitted from the Proxy Statement in reliance upon paragraphs (b), (c), and (d) of Rule 14a-8; (ii) the third Proposal may be omitted from the Proxy Statement in reliance upon paragraph (i)(2) of Rule 14a-8; and (iii) the Supporting Statement may be omitted from the Proxy Statement in reliance upon paragraph (i)(3) of Rule 14a-8.

As required by Rule 14a-8(j), we are notifying the Proponent of the Company's intention to omit the Proposals by forwarding to the Proponent a copy of this letter with the attached exhibits.

We would appreciate your calling the undersigned at (303) 592-3111 with any questions or comments. In the event that the Staff disagrees with the Company's position expressed in this letter with regard to the omission of the Proposals, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response.

Very truly yours,

James L. Palenchar

Enclosures

cc: Mr. Daniel S. Sweigart
(w/ encls. and via U.S. Mail Overnight Certified)
Kai P. Larson, Vice President and General Counsel

INDEX TO EXHIBITS

TAB

A	Proposals and Supporting Statement
B	Deficiency Letter
C	Company Bylaws
D	CEO Employment Agreement

Stockholder Proposal
NaPro BioTherapeutics 2003 Annual General Meeting

Mr. Daniel S. Sweigart, P.O. Box 11, Ephrata, PA 17522, the beneficial holder of 126,800 shares of common stock, is hereby notifying NaPro BioTherapeutics of plans to introduce the following resolution:

"Resolved: The shareholders urge our board of directors to take the necessary steps to implement the following measures:
(1) Disallow any re-pricing of existing stock options.
(2) Freeze bonuses and new option grants for Chief Executive Officer and the other four most highly compensated executive officers.
(3) Cut salaries by 30% for Chief Executive Officer and the other four most highly compensated executive officers.

These measures will remain in effect until the Company is able to achieve earnings from ongoing operations for two consecutive quarters or the stock price recovers to a level of \$5.00 per share or higher(1) for thirty consecutive trading days.

"Supporting statement: Implementation of the above measures is necessary to more closely align executive compensation with performance. Whether performance is measured by either stock price or the successful execution of a business plan, executive compensation is grossly inflated given the total collapse of the share price since March 2002 and the very limited revenues generated by the paclitaxel business.

"The downturn in the markets has undeniably contributed to some of the loss in shareholder value, however, our company has significantly under-performed the market over the past year. In the 12 months period between January 2002 and January 2003, share price has dropped almost 97%, compared to a 22% drop in the S&P 500 Index and a 43% drop in the Biotech Index. This horrific loss in shareholder value demands immediate action by our Board of Directors to further contain costs by drastically cutting executive compensation.

"The decimation of the share price has occurred in the face of the FDA approval of the company's first major product, injectable paclitaxel, in May 2002. In the 8 months since approval, quarterly paclitaxel sales have remained in the \$7-9 million per quarter range, which only represents about 10% of the total U.S. market. Our company's inability to capture a significant portion of the paclitaxel market through the efforts of our marketing partner, Abbott Laboratories, represents a failure to successfully execute the paclitaxel business plan, which in turn reflects poor judgement by Executive Management.

"Finally, the wisdom of management needs to be called into question for continuing to pour a significant portion of our company's paclitaxel revenues into the genomics technology program being run by Dr. Eric Kmiec, Ph.D. at the University of Delaware. Gene repair by chimeraplasty is a highly speculative technology that may never lead to effective treatments for human disease or commercially viable products. This technology is still in it's infancy and will require huge outlays of capital to fund development costs.

"Given our company's limited cash resources, and management's failure to present a detailed business plan for commercializing the genomics technology, including revenue projections, timelines, etc., raises serious questions about the due diligence process that was done prior to licensing this technology. Our company should not be in the business of highly speculative, blue sky research, and to commit significant company resources to these kinds of efforts reflects poor business judgement on the part of Executive Management.

"During the past year, there has been much public debate on the need for greater accountability by corporate boards of directors to their shareholders. The reputation of many publicly owned companies has been damaged by allegations of corporate malfeasance and executives enriching themselves at the expense of their shareholders. Accordingly, shareholders have a right to expect the Board of Directors to exercise their fiduciary responsibilities and implement policies that are in the best interest of all shareholders.

"I urge you to vote FOR this proposal."

(1) Higher stock price achieved without a reverse split.

XPRESS
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FROM: (PLEASE PRINT) PHONE (717)-534-7134

Daniel S. Sweigart
P.O. Box 11
Ephrata, PA 17522

TO: (PLEASE PRINT) PHONE (303)-516-8500

Office of the Corporate Secretary
NaPro BioTherapeutics, Inc.
6304 Spine Road, Unit A
Boulder, CO

ZIP + 4 80301 -

RETURN RECEIPT REQUESTED

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DAN SWEIGART
Associate Staff Scientist
Confectionery Fats & Nuts

Hershey Foods

Hershey Foods Corporation
Technical Center
1025 Reese Avenue
Hershey, PA 17033-0805
Phone: (717) 534-7134
Fax: (717) 534-5076

NAPRO BIOTHERAPEUTICS, INC.

February 19, 2003

Via Express Mail

Mr. Daniel S. Sweigart
P.O. Box 11
Ephrata, PA 17522

Re: Stockholder Proposal

Dear Mr. Sweigart:

We have received a document from you entitled "Stockholder Proposal - NaPro BioTherapeutics 2003 Annual General Meeting."

Please clarify whether you intended to submit this document to us in accordance with (a) Rule 14a-8 of the Securities and Exchange Commission's (SEC) rules under the Securities Exchange Act of 1934 or (b) Article II, Section 7 of the NaPro BioTherapeutics Bylaws. For your information, I have enclosed a copy of both SEC Rule 14a-8 and the cited section of our Bylaws.

If you intended to submit your proposals to us in accordance with SEC Rule 14a-8, please be advised that we intend to take the position that we are entitled to exclude your proposals from NaPro's proxy statement based on the following deficiencies:

- You failed to include a written statement that you have held the requisite amount of shares of NaPro common stock continuously for more than one year. Since you are not a stockholder of record, you must provide this written statement from the record holder of your shares. (Rule 14a-8(b));
- You failed to include a written statement that you intend to continue ownership of your NaPro BioTherapeutics common shares through the date of the Company's annual meeting (Rule 14a-8(b));
- You have submitted more than one proposal (Rule 14a-8(c)); and
- Your proposal and supporting statement exceed 500 words (Rule 14a-8 (d)).

Under SEC Rule 14a-8, you have an opportunity to respond to and/or correct the deficiencies we have listed above, provided that you respond to us in writing

6304 Spine Road
Unit A
Boulder, CO 80301
Tel: 303•516•8500
Fax: 303•530•1296

within the required time. Specifically, please (1) provide us the information called for by the first two bullet items above so that we can ascertain your eligibility to submit a stockholder proposal under SEC Rule 14a-8, (2) reduce the items submitted to the limits (i.e., one proposal) required by the Rule by sending us written notice of which proposal you want included, and (3) shorten your proposal and supporting statement to be less than 500 words. Your letter to us must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. If within the required 14 day period, you do not correct the deficiencies we have listed above, we believe the Company will be entitled to exclude all of your proposals from its proxy statement.

We have not reviewed your proposals fully. This letter does not, and should not be interpreted by you to, foreclose us from asserting that there are other possible grounds for excluding your proposals pursuant to SEC Rule 14a-8.

If you intended to submit your proposals to us in accordance with Article II, Section 7 of the Company's Bylaws, please be advised that we intend to take the position that your proposals were not properly brought before the annual meeting and in accordance with the provisions of our Bylaws based on the following deficiencies:

- You are not a stockholder of record; and
- You did not submit your proposals within the required time period.

Again, as we have not fully reviewed your proposals, we may have other grounds for concluding that your proposals were not properly brought before the annual meeting and in accordance with the provisions of our Bylaws.

Please direct any response you intend to send us to me.

Respectfully yours,

Kai P. Larson
Vice President, General Counsel and Assistant Secretary
NaPro BioTherapeutics, Inc.

Encl. (2)

AMENDED AND RESTATED BYLAWS

OF

NAPRO BIOTHERAPEUTICS, INC.

(hereinafter called the Corporation)

ARTICLE I

Offices and Agent

Section 1. Principal Office. The principal office of the Corporation may be located within or without the State of Delaware, as designated by the board of directors. The Corporation may have other offices and places of business at such places within or without the State of Delaware as shall be determined by the directors.

Section 2. Registered Office and Agent. The Corporation shall have and maintain at all times (a) a registered office in the State of Delaware, which office shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and (b) a registered agent located at such address whose name is The Corporation Trust Company, until changed from time to time as provided by the General Corporation Law of the State of Delaware (Delaware Corporation Law).

ARTICLE II

Meetings of Stockholders

Section 1. Place of Meetings. All meetings of stockholders of the Corporation shall be held within or without the State of Delaware as may be designated by the board of directors or the president, or, if not designated, at the registered office of the Corporation.

Section 2. Annual Meetings. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on such date and at such time as determined by resolution of the Board of directors. If, at the place of the meeting, this date shall fall upon a legal holiday, then such meeting shall be held on the next succeeding business day at the same hour. If no annual meeting is held in accordance with the foregoing provisions, the board of directors shall cause the meeting to be held as soon thereafter as convenient. If no annual meeting is held in accordance with the foregoing provisions, a special meeting may be held in lieu of the annual meeting, and any action taken at that special meeting shall have the same effect as if it had been taken at the annual meeting, and in such case all, references in these Bylaws to the annual meeting of stockholders shall be deemed to refer to such special meeting.

Section 3. Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, special meetings of stockholders, for any purpose or purposes, may be called only by either the Chairman, if there be one, or the President, and shall be called by the Secretary or any Assistant Secretary, if there be one, at the request in writing of a majority of the Board of Directors. Such request shall state the purpose or purposes of the proposed meeting. Upon receipt of such written request, the president shall fix a date and time for such meeting which such date shall be within ten business days of the proposed date specified in the written request.

Section 4. Notice of Meeting. Except as otherwise provided in these Bylaws or Delaware Corporation Law, written notice of any meeting of stockholders stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose for which the meeting is called, shall be delivered either personally or by mail to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting. If mailed, such notice shall be deemed to be delivered as to any stockholder of record when deposited in the United States mail addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation, with postage prepaid. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 5. Waiver of Notice. Any stockholder, either before or after any stockholders meeting, may waive in writing notice of the meeting, and his waiver shall be deemed the equivalent of giving notice. Attendance at a meeting by a stockholder shall constitute a waiver of notice, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 6. Fixing of Record Date. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors of the Corporation may fix, in advance, a record date which shall be not more than sixty (60) days nor less than ten (10) days prior to the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed, the record date for determining the stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or vote at a meeting of stockholders shall apply to any adjournment of the meeting, provided, however, that the board of directors may fix a new record date for the adjourned meeting.

Section 7. Notice of Business. At any meeting of the stockholders of the Corporation, only such proper business shall be conducted as shall have been brought before the meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who is a stockholder of record at the time of giving of the notice provided for in this Section 7, who shall be entitled to vote at such meeting and who complies with the notice procedures set forth in this Section 7. For business to be brought before a meeting of stockholders by a stockholder, the stockholder shall have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholders notice shall be delivered to or mailed and received at the principal executive office of the Corporation not less than 50 days nor more than 75 days prior to the meeting; provided, however, that in the event that less than 60 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Such stockholders notice to the Secretary of the Corporation shall set forth as to each matter the stockholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and, in the event that such business includes a proposal to amend any document, including these Bylaws, the language of the proposed amendment, (ii) the name and address, as they appear on the Corporations books, of the stockholder proposing such business, (iii) the class and number of shares of capital stock of the Corporation which are beneficially owned by such stockholder and (iv) any material interest of such shareholder in such business. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at a meeting of the stockholders except in accordance with the procedures set forth in this Section 7. The chairman of the meeting of stockholders shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of these Bylaws, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 7, a stockholder shall also comply with all applicable requirements of the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder with respect to matters set forth in this Section 7.

(ii) A roll-up transaction as defined in Item 901(c) of Regulation S-K (§ 229.901(c) of this chapter) that involves an entity with securities registered pursuant to Section 12 of the Act (15 U.S.C. 78*l*); or

(iii) A roll-up transaction as defined in Item 901(c) of Regulation S-K (§ 229.901(c) of this chapter) that involves a limited partnership, unless the transaction involves only:

(A) Partnerships whose investors will receive new securities or securities in another entity that are not reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act (15 U.S.C. 78k-1); or

(B) Partnerships whose investors' securities are reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act (15 U.S.C. 78k-1).

(2) With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in this section.

(c) At the time of a list request, the security holder making the request shall:

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are

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proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(*l*) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

Rule 14a-9. False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any state-

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PS Form 3811, August 2001 Domestic Return Receipt 2ACPRI-03-Z-0985

AMENDED AND RESTATED BYLAWS

OF

NAPRO BIOTHERAPEUTICS, INC.

(hereinafter called the "Corporation")

ARTICLE I

Offices and Agent

Section 1. Principal Office. The principal office of the Corporation may be located within or without the State of Delaware, as designated by the board of directors. The Corporation may have other offices and places of business at such places within or without the State of Delaware as shall be determined by the directors.

Section 2. Registered Office and Agent. The Corporation shall have and maintain at all times (a) a registered office in the State of Delaware, which office shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and (b) a registered agent located at such address whose name is The Corporation Trust Company, until changed from time to time as provided by the General Corporation Law of the State of Delaware ("Delaware Corporation Law").

ARTICLE II

Meetings of Stockholders

Section 1. Place of Meetings. All meetings of stockholders of the Corporation shall be held within or without the State of Delaware as may be designated by the board of directors or the president, or, if not designated, at the registered office of the Corporation.

Section 2. Annual Meetings. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on such date and at such time as determined by resolution of the Board of directors. If, at the place of the meeting, this date shall fall upon a legal holiday, then such meeting shall be held on the next succeeding business day at the same hour. If no annual meeting is held in accordance with the foregoing provisions, the board of directors shall cause the meeting to be held as soon thereafter as convenient. If no annual meeting is held in accordance with the foregoing provisions, a special meeting may be held in lieu of the annual meeting, and any action taken at that special meeting shall have the same effect as if it had been taken at the annual meeting, and in such case all, references in these Bylaws to the annual meeting of stockholders shall be deemed to refer to such special meeting.

Section 3. Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, special meetings of stockholders, for any purpose or purposes, may be called only by either the Chairman, if there be one, or the President, and shall be called by the Secretary or any Assistant Secretary, if there be one, at the request in writing of a majority of the Board of Directors. Such request shall state the purpose or purposes of the proposed meeting. Upon receipt of such written request, the president shall fix a date and time for such meeting which such date shall be within ten business days of the proposed date specified in the written request.

Section 4. Notice of Meeting. Except as otherwise provided in these Bylaws or Delaware Corporation Law, written notice of any meeting of stockholders stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose for which the meeting is called, shall be delivered either personally or by mail to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting. If mailed, such notice shall be deemed to be delivered as to any stockholder of record when deposited in the United States mail addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation, with postage prepaid. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 5. Waiver of Notice. Any stockholder, either before or after any stockholders' meeting, may waive in writing notice of the meeting, and his waiver shall be deemed the equivalent of giving notice. Attendance at a meeting by a stockholder shall constitute a waiver of notice, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 6. Fixing of Record Date. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors of the Corporation may fix, in advance, a record date which shall be not more than sixty (60) days nor less than ten (10) days prior to the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed, the record date for determining the stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or vote at a meeting of stockholders shall apply to any adjournment of the meeting, provided, however, that the board of directors may fix a new record date for the adjourned meeting.

Section 7. Notice of Business. At any meeting of the stockholders of the Corporation, only such proper business shall be conducted as shall have been brought before the meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who is a stockholder of record at the time of giving of the notice provided for in this Section 7, who shall be entitled to vote at such meeting and who complies with the notice procedures set forth in this Section 7. For business to be brought before a meeting of stockholders by a stockholder, the stockholder shall have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive office of the Corporation not less than 50 days nor more than 75 days prior to the meeting; provided, however, that in the event that less than 60 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Such stockholder's notice to the Secretary of the Corporation shall set forth as to each matter the stockholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and, in the event that such business includes a proposal to amend any document, including these Bylaws, the language of the proposed amendment, (ii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business, (iii) the class and number of shares of capital stock of the Corporation which are beneficially owned by such stockholder and (iv) any material interest of such shareholder in such business. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at a meeting of the stockholders except in accordance with the procedures set forth in this Section 7. The chairman of the meeting of stockholders shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of these Bylaws, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 7, a stockholder shall also comply with all applicable requirements of the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder with respect to matters set forth in this Section 7.

Section 8. Quorum. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

Section 9. Voting. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided in the Certificate of Incorporation. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held. Persons whose stock is pledged shall be entitled to vote, unless in the transfer by the pledgor on the books of the Corporation he has expressly empowered the pledgee to vote thereon, in which case only the pledgee, or his proxy, may represent such stock and vote thereon.

If shares having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the secretary of the Corporation is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (i) if only one votes, his act binds all; (ii) if more than one vote, the act of the majority so voting binds all; and (iii) if more than one vote, but the vote is evenly split on any particular matter, each fraction may vote the securities in question proportionately, or any person voting the shares or a beneficiary, if any, may apply to the Court of Chancery or any court of competent jurisdiction in the State of Delaware to appoint an additional person to act with the persons so voting the shares. The shares shall then be voted as determined by a majority of such persons and the person appointed by the Court. If a tenancy is held in unequal interests, a majority or even-split for the purpose of this subsection shall be a majority or even-split in interest.

Section 10. Proxies. A stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy. No proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period.

Section 11. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

Section 12. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 11 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

ARTICLE III

Directors

Section 1. Duties and Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

Section 2. Classes; Number of Directors.

(a) The Board of Directors shall be divided into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. At the 1996 annual meeting of stockholders, Class I directors were elected for a one-year term, Class II directors for a two-year term and Class III directors for a three year term. At each succeeding annual meeting of stockholders beginning in 1997, successors to the Class of directors whose term expires at such annual meeting shall be elected to a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the Classes so as to maintain the number of directors in each Class as nearly equal as possible, and any additional director of any Class who is elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of such Class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

(b) Except for the directors, if any, elected under specified circumstances pursuant to Section III of Article Four of the Certificate of Incorporation of the Corporation by the holders of any class or series of Preferred Stock, the exact number of directors of the Corporation shall be determined from time to time by resolution of the Board of Directors.

Section 3. Election of Directors. Except as provided in this Section 3 and subject to the right to elect additional directors under specified circumstances which may be granted, pursuant to the provisions of Section III of Article Four of the Certificate of Incorporation of the Corporation, to the holders of any class or series of Preferred Stock, directors shall be elected by a majority of the votes cast at annual meetings of stockholders, and each director so elected shall hold office until his successor is duly elected and qualified, or until his earlier resignation or removal. Directors need not be stockholders. Only persons who are nominated in accordance with the following procedures shall be eligible for election by the stockholders as directors of the Corporation. Nominations of persons for election as directors of the Corporation may be made at a meeting of stockholders (a) by or at the direction of the Board of Directors, (b) by any nominating committee or persons appointed by the Board of Directors or (c) by any shareholders of the Corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 3. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in Writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive office of the Corporation not less than 50 days nor more than 75 days prior to the meeting; provided; however, that in the event that less than 60 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholders to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Such stockholder's notice to the Secretary of the Corporation shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of capital stock of the Corporation which are beneficially owned by the person and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as now or hereafter amended; and (b) as to the stockholder giving the notice (i) the name and record address of such stockholder and (ii) the class and number of shares of capital stock of the Corporation which are beneficially owned by such stockholder. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation. No person shall be eligible for election by the stockholders as a director of the Corporation unless nominated in accordance with the procedures set forth herein. The chairman of the meeting of the stockholders shall, if the facts warrant, determine and declare to the meeting that nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

Section 4. Vacancies and Additional Directorships. Except as otherwise provided pursuant to Section III of Article Four of the Certificate of Incorporation of the Corporation in connection with rights to elect additional directors under specified circumstances which may be granted to the holders of any class or series of Preferred Stock, vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be filled solely by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until their successors are duly elected and qualified, or until their earlier resignation or removal.

Section 5. Resignation. Any director may resign by delivering his written resignation to the Corporation at its principal office addressed to the president or secretary. Such resignation shall be effective upon receipt unless it is specified to he effective at some other time or upon the happening of some other event.

Section 6. Removal. Except as otherwise provided pursuant to Section III of Article Four of the Certificate of Incorporation of the Corporation in connection with rights to elect additional directors under specified circumstances which may be granted to the holders of any class or series of Preferred Stock, any director or the entire Board of Directors may be removed only for cause by the affirmative vote of the holders of at least 80% of the voting power of all of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 7. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors , even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 8. Committees. The board of directors may, by a resolution passed by a majority of the whole board of directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors and subject to the provisions of Delaware Corporation Law, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all such papers which may require it. Each such committee shall keep minutes and make such reports as the board of directors may from time to time request. Except as the board of directors may otherwise determine, any committee may make rules for the conduct of its business, but, unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the board of directors.

Section 9. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

ARTICLE IV

Meetings of the Board

Section 1. Place of Meetings. The regular or special meetings of the board of directors or any committee designated by the board shall be held at the principal office of the Corporation or at any other place within or without the State of Delaware that a majority of the board of directors or any such committee, as the case may be, may designate from time to time by resolution.

Section 2. Regular Meetings. The board of directors shall meet each year immediately after and at the same place as the annual meeting of the stockholders, or at such other locale in the vicinity as such place as to which the directors are given prior written notice, for the purpose of electing officers and transacting such other business as may come before the meeting. The board of directors or any committee designated by the board may provide, by resolution, for the holding of additional regular meetings within or without the State of Delaware without notice of the time and place of such meeting other than such resolution; provided that any director who is absent when such resolution is made shall be given notice of said resolution.

Section 3. Special Meetings. Special meetings of the board of directors or any committee designated by the board may be held at any time and place, within or without the State of Delaware, designated in a call by the chairman of the board, if any, by the president or by a majority of the members of the board of directors or any such committee, as the case may be.

Section 4. Notice of Special Meetings. Except as otherwise provided by these Bylaws or the laws of the State of Delaware, written notice of each special meeting of the board of directors or thereof setting forth the time and place of the any committee thereof setting forth the time and place of the meeting shall be given to each director by the secretary or by the officer or director calling the meeting not less than twenty-four hours prior to the time fixed for the meeting or, in the case of notice by mail, not less than forty-eight hours before the date of the meeting. Notice of special meetings may be either given personally, personally by telephone, or by sending a copy of the notice through the United States mail or by telegram, telex or telecopy, charges prepaid, to the address of each director appearing on the books of the Corporation. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage prepaid thereon. If notice be given by telegram, telex or telecopy, such notice shall be deemed to be delivered when the telegram, telex or telecopy, is delivered to the telegraph, telex or telecopy operator. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

Section 5. Waiver of Notice. A director may waive, in writing, notice of any special meeting of the board of directors or any committee thereof, either before, at, or after the meeting; and his waiver shall be deemed the equivalent of giving notice. By attending or participating in a regular or special meeting, a director waives any required notice of such meeting unless the director, at the beginning of the meeting, objects to the holding of the meeting or the transacting of business at the meeting.

Section 6. Quorum and Action. At meetings of the board of directors or any committee designated by the board, a majority of the total number of directors, or a majority of the members of any such committee, as the case may be, shall constitute a quorum for the transaction of business. In the event one or more of the directors shall be disqualified to vote at any meeting, then the required quorum shall be reduced by one for each such director so disqualified; provided, however, that in no case shall less than one-third (1/3) of the number so fixed constitute a quorum. If a quorum is present, the act of the majority of directors in attendance shall be the act of the board of directors or any committee thereof, as the case may be, unless the act of a greater number is required by these Bylaws, the Certificate of Incorporation or Delaware Corporation Law. If a quorum shall not be present at any meeting of the board of directors, the directors present thereat may adjourn that meeting from time to time, without notice other than announcement at the Meeting, until a quorum shall be present.

Section 7. Presumption of Assent. A director who is present at a meeting of the board of or a committee thereof when action is taken is deemed to have assented to the action taken unless: (i) he objects at the beginning of such meeting to the holding of the meeting or the transacting of business at the meeting; (ii) he contemporaneously requests that his dissent from the action taken be entered in the minutes of such meeting; or (iii) he gives written notice of his dissent to the presiding officer of such meeting before its adjournment or to the secretary of the Corporation immediately after adjournment of such meeting. The right of dissent as to a specific action taken at a meeting of a board or a committee thereof is not available to a director who votes in favor of such action.

Section 8. Actions of Board. Unless otherwise provided by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 9. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these Bylaws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 9 shall constitute presence in person at such meeting.

ARTICLE V

Officers and Agents

Section 1. Enumeration, Election and Term. The officers of the Corporation shall consist of a president, a secretary, a treasurer and such other officers with such other titles as may be deemed necessary or desirable by the board of directors, including one or more vice presidents, assistant treasurers and assistant secretaries and a chairman of the board (who must be a director). Any number of offices may be held by the same person, unless otherwise prohibited by law, and no officer need be a stockholder, director, except in the case of the Chairman of the Board of Directors, or a resident of the State of Delaware. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, each officer shall hold office until his successor is elected and qualified or until his earlier death, resignation or removal. The officers of the Corporation shall be elected annually by the board of directors at the first meeting of the board held after each annual meeting of the stockholders.

Section 2. General Duties. All officers and agents of the Corporation, as between themselves and the Corporation, shall have such authority and shall perform such duties in the management of the Corporation as may be provided in these Bylaws or as may be determined by resolution of the board of directors not inconsistent with these Bylaws. In all cases where the duties of any officer, agent or employee are not prescribed by the Bylaws or by the board of directors, such officer, agent or employee shall follow the orders and instructions of the president.

Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

Section 4. Vacancies. The board of directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave any vacancy unfilled for such period as it may determine other than a vacancy in the office of president or secretary. The officer so selected shall hold office until his successor is elected and qualified or until his earlier death, resignation or removal.

Section 5. Compensation. The board of directors from time to time shall fix the compensation of the officers of the Corporation. The compensation of other agents and employees of the Corporation may be fixed by the board of directors, or by any committee designated by the board or by an officer to whom that function has been delegated by the board.

Section 6. Resignation and Removal. Any officer may resign by delivering his written resignation to the Corporation at its principal office addressed to the president or secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Any officer or agent of the Corporation may be removed, with or without cause, by a vote of the majority of the members of the board of directors whenever in its judgment the best interests of the Corporation may be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or an agent shall not of itself create contract rights.

Section 7. Chairman of the Board. The chairman of the board, if any, shall preside as chairman at meetings of the stockholders and the board of directors. He shall, in addition, have such other duties as the board may prescribe that he perform. At the request of the chief executive officer, the chairman of the board may, in the case of the chief executive officer's absence or inability to act, temporarily act in his place. In the case of death of the chief executive officer or his inability to act, the chairman of the board shall perform the duties of the chief executive officer, unless the board of directors, by resolution, provides otherwise.

Section 8. The Vice Chairman of the Board. The vice chairman of the board, if any, shall be the Corporation's executive officer next in authority to the chairman of the board. The vice chairman of the board shall assist the chairman of the board in the management of the business of the Corporation, and, in the absence of or inability to act of the chairman of the board, shall preside at all meetings of the stockholders and the board of directors and exercise the other powers and perform the other duties of the chairman of the board or designate the executive officers of the Corporation by whom such other powers shall be exercised and other duties performed. The vice chairman of the board shall have such other powers and duties as may from time to time be assigned by the board of directors or by the chairman of the board. In the case of death of the chief executive officer or his inability to act and the chairman of the board is unable to act in place of the chief executive officer, the vice chairman of the board, shall perform the duties duties of the chief executive officer, unless the board of directors, by resolution, provides otherwise. In addition to the foregoing, the vice chairman of the board shall have such other powers, duties and authority as may be set forth elsewhere in these bylaws.

Section 9. Chief Executive Officer. The chief executive officer shall be the Corporation's chief executive officer and have general supervision of the business of the Corporation. At each annual meeting of the stockholders, the chief executive officer shall give a report of the business of the Corporation for the preceding fiscal year and shall perform whatever other duties the board of directors may from time to time prescribe. In the case of the absence of or inability to act of the chairman of the board and the vice chairman, the chief executive officer shall preside at meetings of the stockholders and directors and shall discharge the duties of the presiding officer.

Section 10. President. In the case of the absence of or the inability to act of the chairman, the vice chairman, and the chief executive officer, the president shall preside at meetings of the stockholders and directors and shall discharge the duties of the presiding officer. The president shall perform whatever other duties the board of directors may from time to time prescribe.

Section 11. Vice Presidents. Each vice president shall have such powers and perform such duties as the board of directors may from time to time prescribe or as the president may from time to time delegate to him. At the request of the president, in the case of the president's absence or inability to act, any vice president may temporarily act in his place. In the case of the death of the president, or in the case of his absence or inability to act without having designated a vice president or vice presidents to act temporarily in his place, the board of directors, by resolution, may designate a vice president or vice presidents to perform the duties of the president. If no such designation shall be made, all of the vice presidents may exercise such powers and perform such duties.

Section 12. Secretary. The secretary shall keep or cause to be kept in books provided for that purpose, the minutes of the meetings of the stockholders, executive committee, if any, and any other committees, and of the board of directors; shall see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law; shall be custodian of the records and of the seal of the Corporation and see that the seal is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized and in accordance with the provisions of these Bylaws; and, in general, shall perform all duties incident to the office of secretary and such other duties as may, from time to time, be assigned to him by the board of directors or by the president. In the absence of the secretary or his inability to act, the assistant secretaries, if any, shall act with the same powers and shall be subject to the same restrictions as are applicable to the secretary.

Section 13. Treasurer. The treasurer shall have custody of corporate funds and securities. He shall keep full and accurate accounts of receipts and disbursements and shall deposit all corporate monies and other valuable effects in the name and to the credit of the Corporation in the depository or depositories of the Corporation, and shall render an account of his transactions as treasurer and of the financial condition of the Corporation to the president and/or the board of directors upon request. Such power given to the treasurer to deposit and disburse funds shall not, however, preclude any other officer or employee of the Corporation from also depositing and disbursing funds when authorized to do so by the board of directors. The treasurer shall, if required by the board of directors, give the Corporation a bond in such amount and with such surety or sureties as may be ordered by the board of directors for the faithful performance of the duties of his office. The treasurer shall have such other powers and perform such other duties as may be from time to time prescribed by the board of directors or the president. In the absence of the treasurer or his inability to act, the assistant treasurers, if any, shall act with the same authority and shall be subject to the same restrictions as are applicable to the treasurer.

Section 14. Delegation of Duties. Whenever an officer is absent, or whenever, for any reason, the board of directors may deem it desirable, the board may delegate the powers and duties of an officer to any other officer or officers or to any director or directors.

ARTICLE VI

Indemnification of Officers, Directors and Others

Section 1. Indemnification: Third Party Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was a director, officer, employee or agent, of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Section 2. Indemnification: Derivative Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 3. Mandatory Indemnification. To the extent that a director or officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article VI or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

Section 4. Authorization for Indemnification. Any indemnification under Sections 1 and 2 of this Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 1 and 2 of this Article VI. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

Section 5. Advance Payment of Expenses. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this Article VI. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

Section 6. Non-exclusivity. The indemnification and advancement of expenses provided by, or granted pursuant to, the other Sections of this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue, unless otherwise provided when authorized or ratified, as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 7. Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article VI.

Section 8. Definitions. For purposes of this Article VI, the following terms shall have the following meanings:

(a) references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued;

(b) references to "other enterprises" shall include employee benefit plans;

(c) references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan;

(d) references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and

(e) a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the interests of the Corporation" as referred to in this Article VI.

ARTICLE VII

Capital Stock

Section 1. Certificates of Stock. The shares of the Corporation shall be represented by certificates, provided that the board of directors of the Corporation may, by resolution, provide that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the board of directors, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the Corporation by the chairman or vice chairman of the board of directors, or the president or vice president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the Corporation representing the number of shares registered in certificate form. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Section 2. Issuance of Stock. Unless otherwise voted by the stockholders and subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any unissued balance of the authorized capital stock of the Corporation held in its treasury may be issued, sold, transferred or otherwise disposed of by resolution of the board of directors in such manner, for such consideration and on such terms as the board of directors may determine. Consideration for such shares of capital stock shall be expressed in dollars, and shall not be less than the par value or stated value therefor, as the case may be. The par value for shares, if any, shall be stated in the Certificate of Incorporation, and the stated value for shares, if any, shall be fixed from time to time by the board of directors.

Section 3. Lost Certificates. The board of directors may direct a new certificate to be issued in place of any previously issued certificate alleged to have been destroyed or lost if the owner makes an affidavit or affirmation of that fact and produces such evidence of loss or destruction as the board may require. The board, in its discretion, may as a condition precedent to the issuance of a new certificate require the owner to give the Corporation a bond as indemnity against any claim that may be made against the Corporation relating to the allegedly destroyed or lost certificate.

Section 4. Transfer of Shares. Subject to applicable law, shares of stock of the Corporation may be transferred on its books upon the surrender to the Corporation or its transfer agent of the certificates representing such shares, if any, duly endorsed or accompanied by a written assignment or power of attorney duly executed and with such proof of authority or authenticity of signature as the Corporation or its transfer agent may reasonably require. In that event, the surrendered certificates shall be cancelled, new certificates issued to the persons entitled to them, if any, and the transaction recorded on the books of the Corporation.

Section 5. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of the other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

Section 6. Stock Ledger. An appropriate stock journal and ledger shall be kept by the secretary or such registrars or transfer agents as the directors by resolution may appoint in which all transactions in the shares of stock of the Corporation shall be recorded.

Section 7. Restriction on Transfer of Shares. Notice of any restriction on the transfer of the stock of the Corporation shall be placed on each certificate of stock issued or in the case of uncertificated shares contained in the notice sent to the registered owner of such shares in accordance with the provisions of the Delaware Corporation Law.

ARTICLE VIII

Disbursements

All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

ARTICLE IX

Fiscal Year

The fiscal year of the Corporation shall be determined by the board of directors and set forth in the minutes of the directors. Said fiscal year may be changed from time to time by the board of directors in its discretion.

ARTICLE X

Dividends

Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think in the best interest of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE XI

Amendments

Notwithstanding anything contained in these Bylaws to the contrary, Sections 2, 3, 4 and 6 of Article III hereof shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least 80% of the voting power of all of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. Notwithstanding anything contained in these Bylaws to the contrary, the affirmative vote of the holders of at least 80% of the voting power of all of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, repeal or adopt any provision inconsistent with this Article XI. Subject to the foregoing, the board of directors may amend, supplement or repeal these Bylaws or adopt new Bylaws, and all such changes shall affect and be binding upon the holders of all shares heretofore as well as hereafter authorized, subscribed for or offered.

ARTICLE XII

Unless approved by the holders of a majority of the shares present and entitled to vote at a duly convened meeting of stockholders, the Company shall not grant any stock options with an exercise price that is less than 100% of the fair market value of the underlying stock on the date of grant or reduce the exercise price of any stock option granted under any existing or future stock option plan. This bylaw may not be amended or repealed without the affirmative vote of the holders of a majority of the shares present and entitled to vote at a duly convened meeting of stockholders.

ARTICLE XIII

Miscellaneous

Section 1. Gender. Whenever required by the context, the singular shall include the plural, the plural the singular, and one gender shall include all genders.

Section 2. Invalid Provision. The invalidity or unenforceability of any particular provision of these Bylaws shall not affect the other provisions herein, and these Bylaws shall be construed in all respects as if such invalid or unenforceable provision was omitted.

Section 3. Governing Law. These Bylaws shall be governed by and construed in accordance with the laws of the State of Delaware.

I, Patricia A. Pilia, as Secretary of NaPro BioTherapeutics, Inc. hereby certify that the foregoing Amended and Restated Bylaws were adopted by the Board of Directors of the Corporation effective as of December 11, 2000.

____

Patricia A. Pilia, Secretary

Exhibit 10.5

EMPLOYMENT AGREEMENT

THIS AGREEMENT (the "Agreement") is entered into effective as of this 1st day of October, 2001 (the "Effective Date"), by and between NaPro BioTherapeutics, Inc., a Delaware corporation (the "Company"), and Leonard P. Shaykin ("Executive"). Certain capitalized terms used in this Agreement have the meaning set forth in Paragraph 17 of this Agreement.

RECITALS

A. WHEREAS, Executive is currently employed by the Company; and

B. WHEREAS, the Company desires to secure the continued services of Executive as an employee of the Company, and to provide for certain compensation and benefit arrangements for Executive in the event of Executive's termination of employment under certain circumstances, and Executive is willing to enter into this Agreement and perform such services.

TERMS AND CONDITIONS

In consideration of the respective covenants and agreements of the parties contained in this Agreement, the parties agree as follows:

1. **Employment Services**. The Company hereby agrees to engage Executive, and Executive hereby agrees to perform services for the Company, on the terms and conditions set forth in this Agreement. During the Employment Period (as defined below), the Company and Executive agree that Executive will serve as an executive officer of the Company in the position of Chief Executive Officer with the duties, responsibilities and authority as set forth on Schedule A, or will have such other executive title and such other executive duties, responsibilities and authority as Executive and the Company may agree upon from time to time, and will perform such services of an executive and administrative character to the Company and its present or future Subsidiaries consistent with the duties of the Company's other executive officers, as the Company's Board of Directors (the "Board") may from time to time direct (the "Employment Services") or the Bylaws of the Company may provide. The Employment Services shall commence upon the Effective Date of this Agreement and terminate as provided in Paragraph 6 (the "Employment Period").

2. **Performance**.

(a) Executive shall report to the Board of Directors, and Executive shall devote such business time as he and the Company reasonably believe is necessary to perform the Employment Services (except for permitted vacation periods); provided, however, that (i) Executive shall be free to devote his business time to perform and engage in other businesses not inconsistent with the terms of this Agreement; and (ii) Executive shall not, without his consent, be required to devote more than 32 hours in any one week or 128 hours in any month to performing the Employment Services, and subject to the terms of this Agreement, Executive may engage in independent activities in areas unrelated to the Company's business or the Company's actual or demonstrably anticipated business; and provided, further, that no such independent activities shall materially detract from the essentially full time commitment of Executive to the business and affairs of the Company. Executive shall perform his duties and responsibilities to the best of his abilities in a diligent, trustworthy, businesslike and professional manner.

(b) Unless the Company and Executive otherwise agree, Executive shall perform the Employment Services at the Company's executive offices and traveling on business as Executive and the Company shall reasonably deem necessary. Unless the Company and Executive otherwise agree, Executive shall perform the Employment Services at the Company's New York office and traveling on business as Executive and the Company shall reasonably deem necessary.

3. **Compensation**.

(a) During the Employment Period, the Company will pay Executive for the Employment Services a base salary (the "Base Salary") at the annual rate of two hundred and seventy thousand dollars ($270,000) or such other increased rate as the compensation committee of the Board or Board committee performing equivalent functions (the "Compensation Committee") (or if the Board has no Compensation Committee at the time, then the Board) may designate from time to time, such salary to be paid at such periods as salary is paid to other executive officers of the Company. The Compensation Committee (or the Board, if applicable) shall review the Base Salary of the Executive at least annually on the anniversary of the Effective Date and may, in its sole discretion, increase (but not decrease) such Base Salary from time to time. Payment of the Base Salary shall be subject to the customary withholding tax and other employment taxes as required with respect to compensation paid by a corporation to an employee.

(b) Executive may receive an annual bonus in such amount, if any, as the Compensation Committee (or if the Board has no Compensation Committee at the time, then the Board), in its discretion, may award to Executive, based upon Executive's and the Company's performance during each year of the Employment Period.

(c) The Executive shall be entitled to receive such stock options during the Employment Period as determined from time to time by the Compensation Committee (or if the Board has no Compensation Committee at the time, then the Board).

4. **Reimbursement for Expenses**. The Company shall promptly reimburse Executive for all reasonable out-of-pocket expenses incurred by him in the course of performing his duties under this Agreement, subject to the Company's reasonable requirements with respect to reporting and documentation of such expenses.

5. **Benefits**. Executive shall be entitled to all fringe benefits offered by the Company and to participate in all of the Company's employee benefit programs both on the same basis as available to executives of the Company, and shall be entitled to such other benefits as may from time to time be made available to Executive. The Company shall use commercially reasonable best efforts to obtain and keep directors' and officers' liability insurance coverage in effect in an amount equivalent to that of a well-insured, similarly-situated company; provided, however, that the failure to obtain and keep such insurance in effect after the Company has exercised such commercially reasonable best efforts shall not be a breach of the Company's obligations under this Agreement. During the Employment Period, Executive shall be entitled to four weeks of paid vacation, prorated, based on 80 hours worked per month during each year of the Employment Period, and may carry over up to four weeks of vacation from one year to the next succeeding year only.

6. **Term and Termination**.

(a) Except as otherwise provided in this Agreement, the Employment Period shall terminate upon the earlier of:

(i) three years from the Effective Date hereof (the "Initial Term"); provided, however, that the Employment Period shall be extended by one year after the Initial Term and each year thereafter on the anniversary of the Effective Date of this Agreement (each such extension, a "Renewal Term") unless either Executive or the Board shall have given written notice to the other party no later than 180 days prior to the commencement of any Renewal Term of his or its desire to terminate the Employment Period on the date prior to the commencement of such Renewal Term;

(ii) Executive's incapacity or permanent disability (which in either case shall be deemed to occur only in the event Executive is unable to perform the Employment Services for 180 days in any 12-month period) or death;

(iii) termination by Executive voluntarily or for Good Reason (as defined below);

(iv) termination by the Company with or without Cause (as defined below).

(b) If (i) the Employment Period is terminated by the Company without Cause, (ii) the Company fails to renew this Agreement, or (iii) Executive resign for Good Reason, and provided that Executive has not breached the provisions of Paragraphs 9, 10, 12, 13, 14, or 16 hereof in a manner that could adversely affect the Company, the Company shall make the following payments to Executive within 15 days after the Termination Effective Date (as defined below), subject in each case to any applicable payroll or other taxes required to be withheld: (i) a lump sum amount equal to Executive's Base Salary based on Executive's Base Salary for the 12-month period immediately preceding the Termination Effective Date; and (ii) a lump sum amount in cash equal to any accrued but unpaid salary and bonus through the Termination Effective Date and unpaid salary with respect to any vacation days accrued but not taken as of the Termination Effective Date. In addition, under the circumstances specified in this Paragraph 6(b), all stock options granted to the Executive prior to October 1, 2001, that have not expired but otherwise would not be exercisable as of the Termination Effective Date because of vesting requirements, shall be deemed fully vested and shall become fully exercisable as of the Termination Effective Date under the terms of the applicable stock option plan under which such stock options originally were granted. At Executive's election, the Company shall continue to provide Executive medical, dental and any other health insurance, life insurance, accidental death and dismemberment insurance and disability protection no less favorable to Executive and Executive's dependents covered thereby (including that Executive shall remain obligated to continue to pay any costs or expenses which Executive would otherwise be obligated to pay pursuant to such insurance or other protections provided pursuant to Paragraph 5 as in existence on the Termination Effective Date) until the first to occur of (i) the date of Executive's re-employment and subsequent opportunity to participate in any health insurance program with comparable coverage provided by such new employer, including without limitation, coverage with respect to any pre-existing conditions or (ii) eighteen months after such Termination Effective Date.

(c) If a Change of Control (as defined below) occurs or is anticipated, and (i) the Employment Period is terminated by the Company without Cause, (ii) Executive resigns for Good Reason, or (iii) the Company fails to renew this Agreement, and provided that Executive has not breached the provisions of Paragraphs 9, 10, 12, 13,

14, or 16 hereof in a manner that could adversely affect the Company, then the Company shall make the following payments to Executive within 15 days after the Termination Effective Date (as defined below), subject in each case to any applicable payroll or other taxes required to be withheld: (i) a lump sum amount equal to three hundred percent (300%) of Executive's Base Salary based on Executive's Base Salary for the 12-month period immediately preceding the Termination Effective Date; (ii) a lump sum amount in cash equal to any accrued but unpaid salary and bonus through the Termination Effective Date and unpaid salary with respect to any vacation days accrued but not taken as of the Termination Effective Date; and (iii) a lump sum amount equal to the greater of 100% of the prior year's bonus or 75% of the Executive's Base Salary, based on Executive's Base Salary for the 12-month period immediately preceding the Termination Effective Date. At Executive's election, the Company shall continue to provide Executive medical, dental and any other health insurance, life insurance, accidental death and dismemberment insurance and disability protection no less favorable to Executive and Executive's dependents covered thereby (including that Executive shall remain obligated to continue to pay any costs or expenses which Executive would otherwise be obligated to pay pursuant to such insurance or other protections provided pursuant to Paragraph 5 as in existence on the date of such termination) until the first to occur of (i) the date of Executive's re-employment and subsequent opportunity to participate in any health insurance program with comparable coverage provided by such new employer, including without limitation, coverage with respect to any pre-existing conditions or (ii) eighteen months after such Termination Effective Date.

(d) Except as provided in Paragraphs 6(b) or (c), upon termination of the Employment Period, Executive shall be entitled to receive only (i) accrued but unpaid salary and bonus through the date of such termination and (ii) unpaid salary with respect to any vacation days accrued but not taken as of the date of such termination.

(e) For purposes of this Agreement, "Cause" shall mean (i) the conviction (or plea of nolo contendere) of a felony or a crime involving moral turpitude or the commission of any other act which has an adverse effect on the Company and which involves dishonesty, disloyalty or fraud with respect to the Company or any of its Subsidiaries, (ii) conduct bringing the Company or any of its Subsidiaries into substantial public disgrace or disrepute, including, without limitation, such conduct resulting from repeated acts of alcohol or drug abuse, (iii) continued failure by Executive to substantially perform his duties as reasonably directed by the Board for a period of 15 days after the Board has made a written demand for substantial performance which specifically identifies the manner in which the Board believes that Executive has not substantially performed his duties, or (iv) gross negligence or misconduct not in good faith with respect to the Company or any of its Subsidiaries that materially and adversely affects the Company, or (v) any other material breach of this Agreement which is not cured within 15 days after Executive's receipt of written notice thereof.

(f) For purposes of this Agreement, termination of the Employment Period by Executive for "Good Reason" shall mean termination by Executive (i) within 90 days after Executive has been assigned, without Executive's consent, to any duties substantially inconsistent with Executive's position, duties, responsibilities or status with the Company as contemplated in Paragraph 1 of this Agreement; (ii) in anticipation of or following a Change of Control, upon failure of the Company to pay Executive an annual bonus equal to the average amount of such annual bonus paid to Executive during the three fiscal years of the Company immediately preceding the year in which the Change of Control occurs; (iii) following a reduction of Executive's Base Salary in anticipation of or following a Change of Control; (iv) if Executive is required to regularly perform the duties of Executive's employment more than 50 miles from New York City; or (v) upon a material breach of this Agreement by the Company which is not cured within 30 days after the Company's receipt of written notice thereof. Executive shall provide written notice to the Company of any and all grounds that Executive alleges constitute "Good

Reason" and the Company shall have 30 days after receipt of such written notice to cure any such alleged grounds for "Good Reason". If, following the expiration of such 30 day period, Executive still believes that "Good Reason" exists for Executive's termination of Employment, the provisions of Paragraph 7 shall apply.

(g) For purposes of this Agreement, a "Change of Control" shall mean (i) any consolidation or merger of the Company in which the Company is not the surviving or continuing corporation or pursuant to which shares of the Company's common stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's common stock immediately prior to the merger have (directly or indirectly) at least an 80% ownership interest in the outstanding common stock of the surviving corporation immediately after the merger, (ii) the acquisition by any person, together with all affiliates and associates of such person, of beneficial ownership of securities of the Company that represent twenty five percent (25%) or more of the outstanding voting securities of the Company, other than an acquisition of newly-issued voting securities directly from the Company in a single transaction or series of related transactions as a result of which the holders of the Company's voting securities immediately prior to the consummation of such transaction or series of related transactions continue to hold securities representing a majority of the voting power of all of the Company's outstanding voting securities, (iii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company, (iv) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company, (v) as a result of, or in connection with, any cash tender offer, exchange offer, merger or other business combination, sale of assets, or an accumulation, directly or indirectly, by any person or group (other than the Company, any Subsidiary, or any employee benefit plan sponsored or maintained by the Company or any Subsidiary, or any trustee of such plan acting as trustee) of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities, the members of the Board immediately prior to the first public announcement relating to such event shall thereafter cease to constitute a majority of the Board, or (vi) as a result of, or in connection with, any proxy or consent solicitation or contested election, one or more members of the Board are elected in opposition to the nominees of the Board.

(h) Promptly (but in any event within 20 days) following any termination of the Employment Period, and as of that date, the Company will notify Executive of the itemized and aggregate cash value of the payments and benefits, as determined under Section 280G of the Internal Revenue Code (the "Code"), received or to be received by Executive in connection with the termination of Executive's employment (whether payable pursuant to the terms of this Agreement or otherwise). At the same time, the Company shall advise Executive of the portion of such payments or benefits which constitute parachute payments within the meaning of the Code and which may subject Executive to the payment of excise taxes pursuant to Section 4999 and the expected amount of such taxes (such payments or benefits being hereinafter referred to as "Parachute Payments").

(i) Notwithstanding the provisions of Paragraph 6(c) hereof, if all or any portion of the payments or benefits provided under Paragraph 6(c) either alone or together with other payments or benefits which Executive has received or is then entitled to receive from the Company and any of its Subsidiaries would constitute Parachute Payments, such payments or benefits provided to Executive under Paragraph 6(c) shall be reduced to the extent necessary so that no portion thereof shall be subject to the excise tax imposed by Section 4999 of the Code; but only if, by reason of such reduction, Executive's net after tax benefit shall exceed the net after tax benefit if such reduction were not made. "Net after tax benefit" for purposes of this Paragraph 6(i) shall mean the sum of (i) the total amount payable to Executive under Paragraph 6(c) hereof, plus (ii) all other payments and benefits which Executive has received or is then entitled to receive from the Company and any of its subsidiaries that would constitute a Parachute Payment, less (iii) the amount of federal income taxes payable with respect to the payment and benefits described in (i) and (ii) above calculated at the maximum marginal income tax rate for each year in which such payments and benefits shall be paid to Executive (based upon the rate in effect for such year as set forth in the Code at the Termination Date), less (iv) the amount of excise taxes imposed with respect to the payments and benefits described in (i) and (ii) above by Section 4999 of the Code.

For purposes of this Paragraph 6(i), Executive's base amount, the present value of the Parachute Payments, the amount of the excise tax and all other appropriate matters shall be determined by the Company's independent auditors in accordance with the principles of Section 280G of the Code and based upon the advice of tax counsel selected by the Company, which tax counsel shall be reasonably satisfactory to Executive, provided, however, that the applicable federal rate used for the purposes of calculating the present value of the Parachute Payments shall be the federal rate in effect on the date of this Agreement.

7. **Notice of Certain Termination .** In the event that either (i) the Company shall terminate Executive for Cause or (ii) Executive shall terminate for Good Reason, then any such termination shall be communicated by written notice to the other party hereto. Any such notice shall specify (x) the effective date of termination of the Employment Period, which, except as otherwise provided in Paragraph 6(f), shall not be more than 30 days after the date the notice is delivered (the "Termination Effective Date") and (y) in reasonable detail the facts and circumstances underlying a determination that the termination is for Cause or for Good Reason, as the case may be. If within 15 days after any notice of termination of Executive for Cause by the Company is given, or if within 15 days after the Company's 30 day cure period under Paragraph 6(f) has expired, the party receiving such notice notifies the other party that a good faith dispute exists concerning the characterization of the termination, the Termination Effective Date shall be the date on which such dispute is finally resolved either by written agreement of the parties or by binding arbitration conducted pursuant to the rules of the American Arbitration Association. Notwithstanding the pendency of any such dispute, the Company shall continue Executive and Executive's dependents as participants in all medical, dental and any other health insurance, life insurance, accidental death and dismemberment insurance and disability protection plans of the Company in which Executive and Executive's dependents were participating when the notice giving rise to the dispute was given, until the dispute is finally resolved. Benefits provided under this Paragraph 7 are in addition to all other amounts due under this Agreement and shall not be offset against, or reduce any other amounts due under, this Agreement.

8. **Insurance .** The Company may, at its election and for its benefit, insure Executive against accidental death, and Executive shall submit to such physical examination and supply such information as may be required in connection therewith.

9. **Non-disclosure of Confidential Information .**

(a) Unless Executive first secures written consent from the Company pursuant to procedures implemented by Company after the date hereof, Executive shall not disclose or use at any time, either during the Employment Period or thereafter, any Confidential Information (as defined in Paragraph 17) except to the extent Executive reasonably believes is necessary to disclose or use such Confidential Information in performing the Employment Services. Executive further agrees that Executive will use Executive's commercial best efforts to safeguard the Confidential Information and protect it against disclosure, misuse, espionage, loss and theft, including, without limitation, causing recipients of Confidential Information to enter into non-disclosure agreements with the Company. Subject to the provisions of Paragraphs 10 and 13, nothing herein shall be construed to prevent Executive from using Executive's general knowledge and skill after termination of this agreement, whether Executive acquired such knowledge or skill before or during the Employment Period.

(b) In the event the Company has entered into confidentiality agreements with third parties (not including Company employees) which contain provisions different from those set forth in this Agreement, Executive agrees, in addition to the provisions of Paragraph 9(a), to comply with any such different provisions of which Executive is notified by the Company.

10. **Company Ownership of Intellectual Property**. Executive hereby assigns to the Company all right, title and interest in and to all Intellectual Property (as defined in Paragraph 17) contributed to or conceived or made by Executive during the Employment Period and prior to the Employment Period during the period Executive was employed by or engaged in research or development activities for or with the Company or its predecessors and affiliates (whether alone or jointly with others) to the extent such Intellectual Property is not owned by the Company as a matter of law. Executive shall promptly and fully communicate to the Company all Intellectual Property conceived, contributed to or made by Executive and shall cooperate with the Company to protect the Company's interests in such Intellectual Property including, without limitation, providing assistance in securing patent protection and copyright registrations and signing all documents reasonably requested by the Company, even if such request occurs after the Employment Period. The Company shall pay Executive's reasonable expenses of cooperating with the Company in protecting the Company's interests in such Intellectual Property unless the subject matter of the requested cooperation is related to actions taken or failed to be taken by Executive wrongfully or otherwise not in good faith.

11. **Executive's Rights**. Paragraph 10 of this Agreement does not apply to an invention for which no equipment, supplies, facilities or trade secret information of the Company was used and which was developed entirely on Executive's own time, unless (a) the invention relates (i) to the business of the Company, or (ii) to the Company's actual or demonstrably anticipated material research or development, or (b) the invention results from any work performed by Executive for the Company.

12. **Return of Materials**. Upon Termination of the Employment Period, or at any time reasonable requested by the Company, Executive shall promptly deliver to the Company all copies of Confidential Information in Executive's possession and control, including written records, manuals, lab notebooks, customer and supplier lists and all other materials containing any Confidential Information. If the Company requests, Executive shall provide written confirmation that Executive has returned all such materials. Subject to the provisions of this Agreement, including, without limitation, Paragraph 11, notwithstanding anything in this Agreement to the contrary, upon termination of the Employment Period, the Company, at Executive's request, shall promptly return to Executive any equipment or other materials owned by Executive then being used by or then in the possession of the Company.

13. **Non-Competition**. Executive acknowledges and agrees that Executive is considered to be part of the professional, managerial and executive staff of the Company whose duties include the formulation and execution of management policy, and that in the course of Executive's duties, Executive is permitted access to Intellectual Property, which includes, among other things, trade secrets of the Company that the Company seeks to protect from dissemination and disclosure. Executive acknowledges and agrees that during the Employment Period and for a period of five years thereafter (the "Non-compete Period"), Executive will not, without the prior written consent of the Company, directly or indirectly, provide products or services substantially similar to the Employment Services to any business or entity that provides or offers or demonstrably plans to provide or offer, products or services that (i) are the same as or substantially similar to the products or services provided by

the Company at any time during the Employment Period, (ii) relate to the Company's Intellectual Property (whether the Company acquired such Intellectual Property pursuant to this Agreement or otherwise), or (iii) relate to any subject matter of the Company's actual or demonstrably anticipated material research and development during the Employment Period, including without limitation, taxol, taxanes and any other compounds, within any geographical area in which the Company or any of its subsidiaries provide or plan to provide such products or services.

14. **Non-Solicitation**. Executive acknowledges and agrees that during the Non-compete Period, Executive will not (a) solicit, induce or attempt to induce, directly or indirectly, any employee of the Company to leave the employment of the Company to work for Executive or for any other person, firm or corporation or (b) hire any employee of the Company.

15. **Acknowledgment of Reasonableness**. Executive acknowledges and agrees that the limitations set forth in Paragraphs 13 and 14 are reasonable with respect to scope, duration and geographic area and are properly required for the protection of the legitimate business interest of the Company.

16. **Further Assistance**. During the Non-compete Period, Executive will not make any disclosure or other communication to any person, issue any public statements or otherwise cause to be disclosed any information which is designed, intended or might reasonably be anticipated to discourage any persons from doing business with the Company or otherwise have a negative impact or adverse effect on the Company, except to the extent such disclosure is required by law. During the Non-compete Period, Executive will provide assistance reasonably requested by the Company in connection with actions taken by Executive during the Employment Period, including but not limited to assistance in connection with any lawsuits or other claims against the Company arising from events during the Employment Period, provided that the Company shall reimburse all reasonable expenses (including without limitation, reasonable loss of compensation from other sources resulting from such assistance during normal business hours).

17. **Certain Definitions**.

" Affiliate " and " Associate " have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on the date of this Agreement (the "Exchange Act Rules"), and "Beneficial Ownership" has the meaning ascribed to such term in Rule 13d-3 of the Exchange Act Rules.

" Confidential Information " means all information (whether or not specifically labeled or identified as confidential), in any form or medium, that is disclosed to, or developed or learned by Executive during the Employment Period and prior to the Employment Period during the period Executive was employed by or engaged in research or development activities for or with the Company or its predecessors and affiliates or that relates to the business, products, services, customers, research or development of the Company, its Subsidiaries, its Affiliates, or third parties with whom the Company, its Subsidiaries or its Affiliates does business or from whom the Company or its Affiliates receives information. Confidential Information shall not include any information that (i) has become publicly known through no wrongful act or breach of any obligation of confidentiality, as evidenced by written records or documents; or (ii) was rightfully received by Executive on a non-confidential basis from a third party (provided that such third party is not known to Executive to be bound by a confidentiality agreement with the Company or another party), as evidenced by written records or documents.

" Intellectual Property " means any idea, invention, design, development, device, method or process (whether or not patentable or reduced to practice or including Confidential Information) and all related patents and patent applications, any copyrightable work or mask work (whether or not including Confidential Information) and all related registrations and applications for registration, and all other proprietary rights.

" Subsidiaries " means any corporation of which the securities having a majority of the voting power in electing directors are, at the time of determination, owned by the Company, directly or through one of more Subsidiaries.

18. Executive Representations . Executive hereby represents and warrants to the Company that (a) the execution, delivery and performance of this Agreement by Executive does not and will not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which Executive is a party or by which he is bound, and (b) upon the execution and delivery of this Agreement by the Company, this Agreement shall be the valid and binding obligation of Executive, enforceable in accordance with its terms.

19. Company Representations . The Company hereby represents and warrants to Executive that (a) the execution, delivery and performance of this Agreement by the Company does not and will not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which Company is a party or by which it is bound, and (b) upon the execution and delivery of this Agreement by Executive, this Agreement shall be the valid and binding obligation of the Company, enforceable in accordance with its terms.

20. Severability and Modification . If any provision of this Agreement shall be held or declared to be illegal, invalid or unenforceable, such illegal, invalid or unenforceable provision shall not affect any other provision of this Agreement, and the remainder of this Agreement shall continue in full force and effect as though such provision had not been contained in this Agreement. If the scope of any provision in this Agreement is found to be broad to permit enforcement of such provision to its full extent, Executive consents to judicial modification of such provision and enforcement to the maximum extent permitted by law.

21. Notices . Except as otherwise expressly set forth in this Agreement, all notices, requests and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be given (and, except as otherwise provided in this Agreement, shall be deemed to have been duly given if so given) when delivered if given in person or by telegram, three days after being mailed by first class registered or certified mail, return receipt requested, postage prepaid, or one day after being sent prepaid via reputable overnight courier to the parties at the following addresses (or such other address as shall be furnished in writing by like notice; provided , however , that notice of change of address shall be effective only upon receipt):

Notices to Executive

Leonard P. Shaykin

c/o NaPro BioTherapeutics, Inc.

6304 Spine Road, Unit A

Boulder, Colorado 80301

Notices to Company

NaPro BioTherapeutics, Inc.

6304 Spine Road, Unit A

Boulder, Colorado 80301

Attn: VP, General Counsel

22. **Entire Agreement**. This Agreement contains the entire agreement between parties with respect to the subject matter hereof and supersedes any previous understandings or agreements, whether written or oral, regarding such subject matter.

23. **Governing Law**. All questions concerning the construction, validity and interpretations of this Agreement will be governed by the internal law, and not the law of conflicts, of the State of Colorado.

24. **Survival**. Paragraphs 6, 9, 10, 11, 12, 13, 14 and 16 and any other provision of this Agreement which by its terms could survive termination of the Employment Period shall survive and continue in full force in accordance with their terms notwithstanding any termination of the Employment Period.

25. **Counterparts**. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

26. **Successors and Assigns**. This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive, the Company and their respective successors and assigns; provided that in no event shall Executive's obligations under this Agreement be delegated or transferred by Executive, nor shall Executive's rights be subject to encumbrance or to the claims of Executive's creditors. This Agreement is for the sole benefit of the parties hereto and shall not create any rights in third parties other than Executive's spouse or beneficiary as expressly set forth herein.

27. **Remedies**. Except as otherwise provided in this Agreement, (i) each of the parties to this Agreement will be entitled to enforce its rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights to which it may be entitled and (ii) disputes under this Agreement not finally resolved in writing by the parties within sixty days after one party gives notice in good faith to the other party that a bona fide dispute exists shall be resolved pursuant to binding arbitration conducted in Denver, Colorado in accordance with the rules of the American Arbitration Association. The prevailing party in any such arbitration shall be entitled to have its costs and expenses (including reasonable attorney's fees and expenses) relating to such arbitration paid by the other party if the arbitrator(s) conducting such arbitration so determine. Notwithstanding the foregoing, the parties agree and acknowledge that money damages may not be an adequate remedy for breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance

and/or injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement. The prevailing party in any suit shall be entitled to recover reasonable attorneys fees and costs from the other party.

28. **Modifications and Waivers**. No provision of this Agreement may be modified, altered or amended except by an instrument in writing executed by the parties hereto. No waiver by either party hereto of any breach by the other party hereto of any term or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar terms or provisions at the time or at any prior or subsequent time.

29. **Headings**. The headings contained herein are solely for the purpose of reference, are not part of this Agreement and shall not in any way affect the meaning or interpretation of this Agreement.

30. **Notification of Subsequent Employer**. Executive agrees that the Company may present a copy of this Agreement to any third party.

31. **UNDERSTAND AGREEMENT**. EXECUTIVE REPRESENTS AND WARRANTS THAT (a) EXECUTIVE HAS READ AND UNDERSTOOD EACH AND EVERY PROVISION OF THIS AGREEMENT, (b) EXECUTIVE HAS HAD THE OPPORTUNITY TO OBTAIN ADVICE FROM LEGAL COUNSEL OF EXECUTIVE'S CHOICE, OTHER THAN COUNSEL TO THE COMPANY (WHO IS NOT REPRESENTING THE EXECUTIVE), IN ORDER TO INTERPRET ANY AND ALL PROVISIONS OF THIS AGREEMENT, (c) EXECUTIVE HAS HAD THE OPPORTUNITY TO ASK THE COMPANY QUESTIONS ABOUT THIS AGREEMENT AND ANY OF SUCH QUESTIONS EXECUTIVE HAS ASKED HAVE BEEN ANSWERED TO EXECUTIVE'S SATISFACTION, AND (d) EXECUTIVE HAS BEEN GIVEN A COPY OF THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the day and year first above written.

EXECUTIVE

/s/

Leonard P. Shaykin

NAPRO BIOTHERAPEUTICS, INC.

By: /s/

Gordon Link, Vice President and Chief Financial Officer

TO: Grace Lee
Special Counsel
Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C 20549
Fax: (202)-942-9527

FROM: Daniel S. Sweigart
P.O. Box 11
Ephrata, PA 17522
Ph: (717)-534-7134

DATE: March 27, 2003

Re: NaPro BioTherapeutics Stockholder Proposal

Dear Ms. Lee:

When we spoke on the phone this past Monday (March 24), I indicated to you that I was planning to respond to the issues raised in the March 19th letter I received from James Palenchar on March 22. I had hoped to have all of the information pulled together to mail and fax to you by the end of this week. Unfortunately, I was called out of town on business related travel soon after I talked to you and haven't had time to work on this. I just got back in the office this afternoon and wanted to let you know that I will work on my response over the weekend and will send to you by Express Mail and Fax on Monday.

Hopefully, this slight delay in getting my response back to the SEC will not be a problem. My records show that NaPro allowed 13 days to elapse before responding to my March 5th letter, which was received by them on March 6th. My response will be mailed within 9 days of receiving their last letter.

I appreciate your understanding in this matter.

Sincerely,

Daniel S. Sweigart

April 4, 2003

By Facsimile – 202-942-9527
And Express Mail

Ms. Grace Lee, Esq.
Special Counsel
Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: NaPro BioTherapeutics, Inc.- Stockholder Proposal

Dear Ms. Lee:

I am writing to you concerning the shareholder proposal I submitted to NaPro BioTherapeutics on February 11, 2003 for inclusion in their 2002 proxy statement. I want to respond to a number of remaining issues on which NaPro believes they are entitled to exclude my proposal from their proxy statement.

Please accept my apologies for not responding back to you sooner, however, I have been out of the office on business travel the past two weeks. My fax to you on March 27 indicated that I intended to mail my response by March 31, however, I was only back in the office for one day before I had to leave again on another assignment.

What follows are my responses to the specific issues raised in the March 6 and March 19 letters from *Bartlit Beck Herman Palenchar & Scott*, outside counsel for NaPro Biotherapeutics. I will start with the March 19 letter, which acknowledges that a number of the issues they identified in the March 6 letter have been adequately addressed and they no longer intend to rely on those issues (and corresponding SEC rules) to exclude my proposal from the proxy statement for the 2003 annual meeting of stockholders. I will be referring back to the more detailed March 6 letter as needed, in addition to the SEC Staff Legal Bulletin No. 14, dated July 13, 2001.

1. **Rule 14a-8(d).** NaPro states that they intend to continue to rely on this rule to exclude my proposal, claiming that my revised Proposal and Supporting Statement total 503 words. In counting the words in the proposal and supporting statement, it is my position that they have erroneously counted the words in the "title" and "statement of intent" (see bold italics in Exhibit 1) toward the 500-word limitation. Section C-2(a) of the SEC Staff Legal Bulletin No. 14 states that the company may count the words in the proposal's "title" or "heading" only if the title and heading are, in effect, arguments in support of the proposal. The wording highlighted in bold italics in my proposal clearly does not pass this test and therefore should not be counted toward the 500-word limitation. The title, Stockholder Proposal – NaPro BioTherapeutics 2003 Annual General Meeting, is clearly a generic title and is in no

way an argument in support of the proposal. Likewise, the "statement of intent" in bold italics is simply a statement that I intend to introduce the following proposal. That statement can in no way be construed as an argument in support of the proposal and therefore, should not be counted toward the 500-word limit. When the words of the proposal and supporting statement are correctly counted according to the guideline in Section C-2(a) of the SEC Staff Legal Bulletin No. 14, the correct word count is 486, not 503 as alleged by the company.

To further support my argument, I have enclosed a copy of a shareholder proposal included in the Hershey Foods Corporation 2002 Proxy Statement, labeled as Exhibit 2. The "title" and "statement of intent" were not counted in this proposal, which results in a total of 491 words for the proposal and supporting statement. Had the "title" and "statement of intent" been counted toward the 500-word limitation, the shareholder proposal would have exceeded the 500-word limit by 38 words and would have violated SEC Rule 14a-8(d).

I have enclosed a second example, labeled as Exhibit 3, which is a copy of two shareholder proposals included in the Verizon Communications 2002 Proxy Statement. The first proposal, shown as Item 4, would exceed the 500-word limit by 24 words if the "statement of intent" had been counted toward the 500-word limit. The second proposal, shown as Item 5, would exceed the 500-word limit by 80 words if the "statement of intent" had been included in the count. Even without counting the "statement of intent" in the second Verizon proposal, the total words add up to 538, indicating that the 500-word limit is not strictly enforced.

The "statements of intent" in all three of these examples are very similar to the "statement of intent" in my proposal in that the shareholders are simply stating their name, address, number of shares they own and that they intend to submit an attached proposal.

The company has erred on this issue and therefore cannot relay on Rule 14a-8(d) to exclude my proposal from its Proxy Statement.

2. **<u>Rule 14a-8(c).</u>** NaPro states that they continue to believe that they are entitled to exclude the Proposal under Rule 14a-8(c). They claim that my proposal consists of three very different agenda items and therefore constitute more than one proposal. I agree with the company that the item to **disallow the re-pricing of existing stock options** cannot be included under the general heading of Executive Compensation. The March 6 *Bartlit Beck Herman Palenchar & Scott* letter, page 5, states that disallowing option re-pricing is in effect a proposal to amend the Company's bylaws. In reality, this item in the proposal is a moot issue because the NaPro Bylaws already prohibit the re-pricing of options without the approval of the majority of the shareholders. Article XII of the Company's Bylaws provides as follows:

> Unless approved by the holders of a majority of the shares present and entitled to vote at a duly convened meeting of stockholders, the Company shall not ... reduce the exercise price of any stock option granted under any existing or future stock option plan.

It is my position that the company should have cited **Rule 14a-8(i)(10)** to exclude the option re-pricing part of my proposal because the **disallowance of the re-pricing of existing stock options** has already been substantially implemented by the company as set forth by Article XII of the Bylaws. Since it is a moot issue, I made a minor modification to the Shareholder Proposal and removed the statement urging the Board to disallow the re-pricing of existing stock options. The modified Proposal is enclosed as Exhibit 4. The total number of words in the modified proposal is 498.

With the elimination of the item on disallowance of the re-pricing of existing options, the remaining items in the Proposal – namely the recommendation to the Board to eliminate bonuses and new option grants and reduce salaries by 30% - are all clearly under the umbrella of reducing Executive Compensation. These items are not three separate Proposals as alleged by the company.

To illustrate this point more clearly, I refer you to the Yahoo Finance/Multex web page for NaPro Biotherapeutics (Exhibit 5). 2001 compensation is reported for the top five executive officers of the company. In a column entitled "Pay", a single compensation figure is given for each officer. For example, "Pay" for the CEO, Leonard Shaykin, is reported as $473K. In the footnote, "Pay" is defined as salary, bonuses, etc. Option grants are customarily considered part of "Pay" at all publicly held companies. It is my position that the company's argument that these three components of "Pay" are "three very different agenda items" is spurious and they should not be permitted to exclude my Proposal on that basis.

3. **Rule 14a-8(i)(2).** NaPro continues to believe that it is entitled to exclude the first of the revised Proposals from its proxy statement on the grounds that the proposal would, if implemented, constitute a breach of the employment agreements under Colorado contract law and could subject the Company to liability for damages. The Company referenced a copy of a representative employment agreement, that of NaPro's CEO, which states that "The Compensation Committee shall review the Base Salary of the Executive at least annually on the anniversary of the Effective Date and may, in its sole discretion, increase (but not decrease) such Base Salary from time to time." The Effective Date of the aforementioned employment agreement for Leonard P. Shaykin wass October 1, 2001. The terms of the agreement are in force for three years from the effective date.

In order to address the issue raised by the Company under Rule 14a-8(i)(2), I added the following statement to my proposal. **"The Board shall implement this policy in a manner that does not violate any existing employment agreement or equity compensation plan."** There is nothing in the executive employment agreements that would prohibit the Board from eliminating bonuses and new option grants. A salary reduction, on the other hand, could not be implemented while an existing employment contract is still in force. Salary reductions could only be applied to future contracts. Executive salary reductions can be implemented after the current employment contracts expire and new contracts are negotiated.

For example, Leonard P. Shaykin's current contract expires on September 30, 2004. If and when the Board renews Mr. Shaykin's contract on October 1, 2004, salary could be reduced by 30% at that time, provided that the Company has not been able to **achieve earnings from ongoing operations for two consecutive quarters or the stock price fails to recover to a level of $5.00 per share or higher for thirty consecutive trading days**. (see Exhibit 4, Modified Shareholder Proposal).

One final point to be made on this issue is that the Proposal is worded as a **recommendation** to the Board of Directors to take a certain course of action. A recommendation is non-binding and as such, this Proposal would not **cause the Company to violate any state, federal, or foreign law to which it is subject...**

4. <u>Rule 14a-8(i)(3) and Rule 14a-9(a).</u> The Company continues to allege that the Proposal contains false and misleading statements of material fact and believes it is entitled to exclude my proposal on that basis. I will address each of the Company's assertions individually:

   - the Company's paclitaxel business has generated "very little revenues" **The actual wording in my original proposal is "very limited revenues", which I believe is an accurate statement given that the Company has only achieved a 10% share of the paclitaxel market, making them a very minor player in the this market. Nevertheless, I have removed this statement from my revised Supporting Statement so this is no longer an issue.**
   - The Company's paclitaxel market share achieved in less than one year of commencement of sales "represents a failure to successfully execute the paclitaxel business plan" **I believe this to be an accurate statement considering that the Company expected to "hit the ground running" upon FDA approval last May. They spent significant capital to expand their paclitaxel manufacturing capacity at their Boulder, CO processing facility. They hired additional employees to run this facility 24/7 due to the anticipated large demand for their product. Management significantly underestimated the effects of the BMY (Bristol Myers Squibb) channel stuffing and other competitive factors on the generic paclitaxel market. Due to these significant errors in**

judgement by Executive Management, the Company has experienced significant cash flow problems and was forced to downsize the workforce at the Boulder manufacturing facility last year, which resulted in the termination of 30 employees. If this wasn't a failure to execute a business plan, then the phrase "failure to execute" has no meaning.

- The Company's performance "reflects poor judgement by senior management" **Wording changed in revised proposal to read, "reflects gross errors in judgement by Executive Management". As already discussed above, there is an abundance of evidence that Mnaagement failed to anticipate the competitive pressures on the generic paclitaxel market. They erroneously held to the belief that their extensive paclitaxel patent portfolio would prevent other generic competitors from launching their own versions of paclitaxel in the U.S. market. Mylan Laboratories launched their product in the face of NaPro's patents. NaPro management repeatedly told shareholders over the phone that they were confident Mylan wouldn't launch and that their patents would prevent a significant collapse in the price of paclitaxel. The truth is that paclitaxel prices collapsed nearly 80% from where they had been three years ago before generic versions began entering the market. NaPro Management was repeatedly asked about the anticipated effect of generic approvals on pricing and they continued to stand by their belief that prices would not fall by more than 25-30%. Their projections were totally wrong because of a basic mis-understanding of the generic paclitaxel market, basic supply and demand issues and borderline incompetence with regard to competitive intelligence.**

- The "wisdom of management needs to be called into question" for pursuing the development of certain technologies **Revised Supporting Statement substitutes the word "competence" in place of "wisdom", nevertheless, I continue to stand by this statement as totally accurate as it describes NaPro's pursuit of the gene repair technology developed by Dr. Eric Kmiec at the University of Delaware. I have enclosed supporting documentation identified as Exhibit 6. This independent documentation is an article, which appeared in the December 13, 2002 issue of the respected journal, Science. The author of the article, Gary Taubes, interviewed a number of prominent scientists and researchers in the genomics field, some of whom came dangerously close to labeling Eric Kmiec a fraud. The article is a scathing attack on Kmiec and the gene repair technology, which NaPro has licensed. The article points out that reputable scientists have been unable to independently replicate Kmiec's findings in their laboratories. The author also points out that many of Kmiec's earlier research papers were publicly refuted or retracted. The article totally discredits Eric Kmiec by concluding , "after 6 years of research, chimeraplasty still lacks unambiguous data and universal reproducibility. Barring a dramatic turn of events, it seems likely that the**

technology will pass the way of other potential breakthroughs that garnered their 15 minutes of fame and then vanished slowly into the literature." Almost four months have elapsed since this extremely damaging article was published and NaPro has yet to publicly refute the allegations raised by the article. It should also be noted that the largest NaPro institutional shareholder, Wisconsin State Investment Board, dumped their entire position around the same time that the Science article was released. NaPro's failure to publicly refute this article has caused shareholders to suffer significant losses and has caused both individual and institutional shareholders to question the competence of management for pursuing what appears to be bogus science.

In conclusion, I believe that I have addressed all of the deficiencies in my Proposal identified by the Company and I do not believe that the Company has any legitimate grounds, based on Rule 14a-8, to omit my Proposal from their 2002 Proxy Statement.

If you have any questions or need additional information, please do not hesitate to contact me.

Respectfully submitted,

Daniel S. Sweigart
P.O. Box 11
Ephrata, PA 17522
Ph: (717)-534-7134 (work)

Enc. (6)

Exhibit 1

Stockholder Proposal
NaPro BioTherapeutics 2003 Annual General Meeting

Mr. Daniel S. Sweigart, P.O. Box 11, Ephrata, PA 17522, the beneficial holder of 126,800 shares of common stock, is hereby notifying NaPro BioTherapeutics of plans to introduce the following resolution:

"Resolved: The shareholders urge our board of directors to take immediate action to significantly reduce executive compensation by eliminating bonuses and cutting salaries by 30% for Chief Executive Officer and the other four most highly compensated executive officers. In addition, we urge our board to disallow the re-pricing of existing stock options and temporarily eliminate the granting of new options to the Chief Executive Officer and the other four most highly compensated executive officers.

These measures will remain in effect until such time that the Company is able to achieve earnings from ongoing operations for two consecutive quarters or the stock price recovers to a level of $5.00 per share or higher for thirty consecutive trading days.

"Supporting statement: Implementation of the above measures is necessary to more closely align executive compensation with performance. Executive compensation is grossly over-inflated given their failure to successfully execute the paclitaxel business plan and the total collapse of the share price since March 2002.

"The downturn in the markets has undeniably contributed to some of the loss in shareholder value, however, our company has significantly under-performed the market over the past year. In the 12 months period between January 2002 and January 2003, share price has dropped almost 97%, compared to a 22% drop in the S&P 500 Index and a 43% drop in the Biotech Index. This horrific loss in shareholder value demands immediate action by our Board of Directors to further contain costs by drastically cutting executive compensation.

"The decimation of the share price has occurred in the face of the FDA approval of the company's first major product, injectable paclitaxel, in May 2002. In the 8 months since approval, quarterly paclitaxel sales have remained in the $7-10 million per quarter range, which only represents about 10% of the total U.S. market. Our company's inability to capture a significant portion of the U.S. paclitaxel market represents a failure to successfully execute the paclitaxel business plan and reflects gross errors in judgement by Executive Management.

"Finally, the competence of management needs to be called into question for continuing to pour a significant portion of our company's paclitaxel revenues into the genomics technology program being run by Dr. Eric Kmiec, Ph.D. at the University of Delaware. Gene repair by chimeraplasty is a highly speculative technology that may never lead to effective treatments for human disease or commercially viable products. Management has failed to present a detailed business plan for commercializing the genomics technology, including revenue projections, timelines, etc.

"During the past year, there has been much public debate about executives enriching themselves at the expense of their shareholders and the failure of corporate boards of directors to reign in exorbitant executive compensation packages. Accordingly, shareholders have a right to expect the Board of Directors to exercise their fiduciary responsibilities and implement executive compensation policies that are in the best interest of all shareholders.

"I urge you to vote FOR this proposal."

Taken from Hershey Foods Corp. 2002 Proxy Statement (1)

Exhibit 2

Set forth below are the aggregate fees billed by KPMG LLP for professional or other services rendered to the Corporation during the fiscal year ended December 31, 2002:

Audit Fees	$1,171,125
Financial Information Systems Design and Implementation Fees	$ —
All Other Fees	$ 982,995*

* Of this total, $723,419 related to services performed in connection with the possible sale of the Corporation in the second and third quarters of 2002.

The affirmative vote of a majority of the votes represented at the Annual Meeting in person or by proxy of the Common Stock and Class B Stock voting together without regard to class is required for approval of the appointment of auditors.

The Board of Directors recommends a vote FOR Proposal No. 2, and proxies that are returned will be so voted unless a contrary vote is designated.

Proposal No. 3 — STOCKHOLDER PROPOSAL

Statement of intent

Thomas J. Harrington, on behalf of the Massachusetts Carpenters Pension & Annuity Funds, advised the Corporation that he or his representative intend to present the following stockholder proposal at the Annual Meeting. The address and the share ownership of the proponent will be furnished to any stockholder upon request. 47

Option Expensing Proposal

Resolved, that the shareholders of Hershey Foods Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company. 42

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings. 77

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value. 72

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002. 116

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.

Total # words in Proposal + Supporting Statement without statement of intent - 491

Total # words in Proposal + Supporting Statement with statement of intent - 538

(2)

For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings . . . 45

Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free . . . 43

When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong? 37

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support. 59

Board of Directors' Statement in Opposition to the Proposal

The Corporation applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations, in accounting for all fixed stock option grants and accordingly, the Corporation recognizes no compensation cost for these grants. However, the Corporation does disclose in the Notes to Consolidated Financial Statements the Net Income, Net income per share—Basic and Net income per share—Diluted which would have been reported had compensation cost for the Corporation's stock-based compensation plans been determined based on the fair value at the grant date for its fixed stock option grants consistent with the method of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"). This disclosure provides stockholders with an estimate of the annual impact on earnings of fixed stock option grants.

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment to FASB Statement No. 123* ("SFAS No. 148"). SFAS No. 148 specifies transition alternatives, requires additional disclosures and is effective for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. The Corporation will provide quarterly disclosures of the impact on earnings of stock option grants beginning in the first quarter of 2003.

The FASB indicated in SFAS No. 148 that it did not reconsider the recognition and measurement provisions of SFAS No. 123 in the context of this project because of the ongoing International Accounting Standards Board ("IASB") project on share-based payment. The FASB has been actively working with the IASB and other major national standard setters to bring about convergence of the accounting standards across the major world capital markets. In that context, the FASB has been monitoring the IASB's deliberations on share-based payment and, in November 2002, issued an Invitation to Comment summarizing the IASB's proposal and explaining the key differences between its provisions and current U.S. accounting standards. The comment period ended on February 1, 2003. The FASB will consider the comments received in determining whether it should propose any changes to the U.S. standards on accounting for stock-based compensation.

The IASB exposure draft entitled *ED2 Share-Based Payment* was issued in November 2002 and would require companies using IASB standards to recognize, as an expense, the fair value of employee stock options granted. While there are some important differences between the recognition and measurement provisions in the IASB exposure draft and those contained in SFAS No. 123, the basic approach is the same—fair value measurement of stock-based employee compensation at the date of grant with expense recognition over the vesting period. The IASB exposure draft comment period

Verizon 2002 Proxy Statement

(1)

Exhibit 3

BOARD OF DIRECTORS' POSITION:
Verizon, like most other major corporations, provides for the election of directors by allowing each share of common stock one vote. The Board of Directors firmly believes that the present system of electing directors, in which directors elected are those receiving a plurality of the votes cast by the shareholders as a whole, best assures that the directors will represent the interests of all shareholders, and not just a particular group. Most states do not have mandatory cumulative voting and the Revised Model Business Corporation Act recommends that state laws not mandate cumulative voting. Nine out of ten S&P 500 companies do not provide for cumulative voting.

The Board of Directors opposes cumulative voting because it permits special interest groups to leverage their voting power. Cumulative voting would make it possible for such a group to elect one or more Directors representing that group's narrow interest. Directors elected by such a narrow "special interest" constituency may have difficulty fulfilling their fiduciary duty of loyalty to the Company and its shareholders due to inherent conflicts between the Company and its shareholders' interests, on the one hand, and the Director and his or her constituency, on the other. The Board of Directors believes that these potential conflicts create factionalism and undermine the ability of the Board members to work together effectively as a whole.

The Board of Directors believes that cumulative voting is not in the best interest of Verizon and its shareholders.

The Board of Directors recommends a vote AGAINST this proposal.

statement of intent

Item 4 on Proxy Card:
Richard A. Dee, 115 East 89th Street, New York, New York, 10128, owner of 200 shares of the Company's common stock, proposes the following:

"**Stockholders of publicly-owned corporations do not 'elect' directors.** Directors are 'selected' by incumbent directors and managements — stockholders merely '**ratify**' or approve director selections much as they ratify selections of auditors. 99

"The term 'Election of Directors' is misused in corporate proxy materials to refer to the process by which directors are empowered. The term is inappropriate — and it is misleading. **With no choice of candidates, there is no election.**

"Incumbent directors are anxious to protect their absolute power over corporate activities. The root of that power is control of Corporate Governance — which is assured by control of board composition. Unfortunately, the 'Elective process rights' of stockholders are being ignored.

"Approval of this Corporate Governance proposal will provide Verizon Communications stockholders with a choice of director candidates — an opportunity to vote for those whose qualifications and views they favor. Approval will provide stockholders with 'duly elected' representatives. 114

"In a democracy, those who govern are duly elected by those whom they represent — and they are accountable to those who elect them. Continuing in public office requires satisfying constituents, not only nominators. Corporate directors, who often divide their time between many companies, take office unopposed — and answer only to fellow directors.

"**It is hereby requested that the Board of Directors adopt promptly a resolution requiring that the Corporate Governance Committee nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected.** 145

"As long as incumbents are permitted to select and propose only the number of so-called "candidates" as there are directorships to be filled — and as long as it is impossible, realistically, for stockholders to utilize successfully what is supposed to be their right to nominate and elect directors — no practical means will exist for stockholders to bring about director turnover — until this or a similar proposal is adopted. Turnover reduces the possibility of inbreeding and provides sources of new ideas, viewpoints, and approaches.

"The 'pool' from which corporate directors are selected must be expanded from the current preponderance of chairmen and CEO's to include younger executives, including many more women, whose particular backgrounds qualify them well to oversee the company's business and to represent shareholder interests properly.

"Although Delaware law provides for director nominees to be selected by incumbents, approval of this proposal will enable Verizon Communications stockholders to replace any or all directors if they become dissatisfied with them — or with the results of corporate policies and/or performance. Not a happy prospect even for those able to nominate their successors!

Proposal #4

Total # of words of proposal + supporting statement without statement of intent - 501

Total # of words of proposal with statement of intent - 524

"The benefits that will accrue to Verizon Communications stockholders by having Directors that have been democratically-elected, and who are willing to have their respective qualifications reviewed and considered carefully by stockholders, far outweigh arguments raised by those accustomed to being "selected" — and who are determined to maintain their absolute power over the Corporate Governance process.

"Please vote FOR this proposal."

BOARD OF DIRECTORS' POSITION:
The Company fully complies with Delaware law, and the Company's shareholders have all appropriate voting rights as prescribed by Delaware law, including the power to elect Directors. Nothing in law requires, however, that an election provide a choice of candidates, or that shareholders have a "right" to nominate candidates; the Company's proxy materials are not misleading. The Board of Directors provides the shareholders with a slate of Director candidates which the Board believes, in its best judgment, includes the most qualified individuals who are ready, willing and able to oversee the management of the affairs of the Company. The law does not require, and the Board does not believe, that its role is to create a political environment in which nominees compete with each other for the available directorships. In the Board's judgment, this Proposal would foster an environment where many well-qualified persons would not be willing to participate in the type of contested election that the Proposal would produce.

The Board views the present nominating process as the most effective means of ensuring that appropriately qualified candidates are identified. The Corporate Governance Committee of the Board is responsible for identifying annually the best candidates for election to the Board. The Committee only recommends nominees who have the experience and skills that best serve the Company and its shareholders. If the Board were to recommend two "rival" candidates for each position, it would be difficult to predict which individuals would be elected. Accordingly, it would be more difficult to ensure that the appropriate skills, experience and diversity were represented on the Board. There are, in fact, appropriate procedures in place for shareholders who wish to suggest qualified candidates, as set forth on page 17 of this Proxy Statement.

The Board of Directors believes that the Company should continue to follow the present nominating process, which complies with law and is used by virtually all public companies. The procedure advocated in the Proposal would not be an efficient or effective means of selecting the best Directors for the Company. Accordingly, approval of the Proposal is not in the best interest of the Company and its shareholders.

The Board of Directors recommends a vote AGAINST this proposal.

Item 5 on Proxy Card:

John A. Parente, 2805 Granville Avenue, Schenectady, New York 12306, owner of 7,514 shares of the Company's common stock, and John Sellen, 285 Boulevard/Box 457, New Milford, New Jersey 07646, owner of 1,350 shares of the Company's common stock, propose the following:

"**RESOLVED:** The shareholders urge the Board of Directors to take the steps necessary to amend the By-Laws to provide that the Board (a) shall nominate director candidates such that, if elected, a substantial majority of directors would be independent, and (b) shall appoint only independent directors to serve on the Board's compensation and nominating committees.

For this purpose, the definition of "independent" shall be no less strict than the listing standard proposed by the New York Stock Exchange, which provides that except for stock ownership: "No director qualifies as 'independent' unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)," including a "five-year look-back on compensation committee interlocks." [NYSE, "Corporate Accountability and Listing Standards Committee," proposal submitted to the SEC for approval, August 12, 2002.]

SUPPORTING STATEMENT: At least nine of Verizon's 16 directors (60%) have or recently had financial relationships, directly or through their firms, with the Company, or its officers. Although the New York Stock Exchange proposed standard leaves the determination of financial materiality to the Company board, we believe that these relationships render the board less than independent. Amending the By-Laws is the best way to ensure that a majority of the Board will at all times be more accountable to stockholders than beholden to management.

In addition to two inside directors (CEO Seidenberg and Chairman Lee), Verizon's proxy statements for

2002 and 2001 disclose, in our view, material relationships among five outside directors:

- ☐ Helene Kaplan is of counsel to a firm providing legal services to Verizon;
- ☐ Sandra Moose is Senior Vice President of a firm receiving at least $3.5 million for consulting services since 1999;
- ☐ John Snow is CEO of a company receiving substantial and ongoing licensing fees;
- ☐ Robert Storey is partner in a firm providing legal services to Verizon;
- ☐ Joseph Neubauer is CEO of a company where Verizon Vice Chairman and President Lawrence Babbio determines his compensation as a member of the board compensation committee.

Two additional outside directors have, in our opinion, substantial material relationships according to other information made public by the Company:

- ☐ Richard Carrion is the CEO of a bank that is Verizon's co-investor in Puerto Rico Telephone, in which Verizon owns a majority (52%) interest;
- ☐ Hugh Price is CEO of a nonprofit that received millions of dollars in grants from Verizon and which includes Verizon CEO Seidenberg on its governing board.

Seidenberg also has an interlocking directorship with yet another outside director, John Stafford, chairman and former CEO of Wyeth.

A minority of independent directors is unusual for a large U.S. company. Among S&P 500 companies, 88% have a majority of independent directors, according to the impartial Investor Responsibility Research Center. In its 1998 statement of core principles, the Council of Institutional Investors noted, "the effect created by a conflict of interest on an individual director is almost impossible to detect, either by shareholders or by other board members."

Because the proposed NYSE rule gives companies 24 months to comply, we believe it is important shareholders urge the Board to nominate a truly independent majority as soon as feasible.

We urge shareholders to vote FOR this resolution."

BOARD OF DIRECTORS' POSITION:

The Board's Corporate Governance Guidelines have consistently required that a substantial majority of the Directors be independent and that the members of the audit, compensation and governance committees be independent Directors.

In 2003, the Board revised its Guidelines, based on the proposed New York Stock Exchange listing standards and applicable laws and regulations. The Guidelines now provide that the Board will make a finding as to each Director's independence. The Guidelines further specify objective standards for making that determination. Those standards generally go beyond the NYSE's proposed standards and the applicable laws and regulations. Generally, the Guidelines provide that, in addition to the NYSE independence criteria, a Director will not be independent if the Director or the Director's firm has a relationship or business arrangement with the Company which represents more than one percent of the firm's revenues, or, in the case of a customer relationship with the Company, more than one percent of the Company's revenues.

The Board has carefully considered the qualifications, affiliations and relationships of each Director. It is confident that a substantial majority of the Board is independent under the new standards and that the relationships cited by the proponents do not impair the independence of the individual Directors. The Board strongly disagrees with the proponents' characterization that the Board is "less than independent."

The Board believes that it has adopted stringent requirements for independence in its Corporate Governance Guidelines that further reinforce the Board's commitment to ensure and safeguard its independence. Accordingly, the Board has concluded that it cannot support this Proposal.

The Board of Directors recommends a vote AGAINST *this proposal*.

Item 6 on Proxy Card:

The Association of BellTel Retirees, 181 Main Street, P.O. Box 33, Cold Spring Harbor, New York 11724, owner of 214 shares of the Company's common stock, and Robert A. Rehm, 5 Erie Court, Jericho, New York 11753, owner of 4,418 shares of the Company's common stock, propose the following:

"RESOLVED: The shareholders of Verizon urge the Board of Directors to seek shareholder approval for future severance agreements with senior executives, including so-called "golden parachute" and "golden good-bye" severance agreements, that provide benefits exceeding 2.99 times the sum of the executive's base salary plus bonus.

Proposal #5
Total # of words of proposal + supporting statement without statement of intent – 538
Total # of words of proposal with statement of intent – 580

Modified Proposal - Final Revision

Exhibit 4

Stockholder Proposal
NaPro BioTherapeutics 2003 Annual General Meeting

Mr. Daniel S. Sweigart, P.O. Box 11, Ephrata, PA 17522, the beneficial holder of 126,800 shares of common stock, is hereby notifying NaPro BioTherapeutics of plans to introduce the following resolution:

"Resolved: The shareholders urge our board of directors to significantly reduce executive compensation by eliminating bonuses and granting of new options, including any bonuses or options awarded in 2001, to Chief Executive Officer and the other four most highly compensated executive officers. In addition, we urge our board to reduce salaries by 30% for Chief Executive Officer and the other four most highly compensated officers. The Board shall implement this policy in a manner that does not violate any existing employment agreement or equity compensation plan.

These measures will remain in effect until such time that the Company is able to achieve earnings from ongoing operations for two consecutive quarters or the stock price recovers to a level of $5.00 per share or higher for thirty consecutive trading days.

"Supporting statement: Implementation of the above measures is necessary to more closely align executive compensation with performance. Executive compensation is grossly over-inflated given their failure to successfully execute the paclitaxel business plan and the total collapse of the share price since March 2002.

"The downturn in the markets has undeniably contributed to some of the loss in shareholder value, however, our company has significantly under-performed the market over the past year. In the 12 months period between January 2002 and January 2003, share price has dropped almost 97%, compared to a 22% drop in the S&P 500 Index and a 43% drop in the Biotech Index. This horrific loss in shareholder value demands immediate action by our Board of Directors to further contain costs by drastically cutting executive compensation.

"This decimation of the share price has occurred in the face of the FDA approval of the company's first major product, injectable paclitaxel, in May 2002. In the 8 months since approval, quarterly paclitaxel sales have remained in the $7-10 million per quarter range, which only represents about 10% of the total U.S. market. Our company's inability to capture a significant portion of the U.S. paclitaxel market represents a failure to successfully execute the paclitaxel business plan and reflects gross errors in judgement by Executive Management.

"Finally, the competence of management needs to be called into question for continuing to pour a significant portion of our company's paclitaxel revenues into the genomics technology program being run by Dr. Eric Kmiec, Ph.D. at the University of Delaware. Gene repair by chimeraplasty is a highly speculative technology that may never lead to effective treatments for human disease or commercially viable products. Management has failed to present a detailed business plan for commercializing the genomics technology, including revenue projections and timelines.

"During the past year, there has been much public debate about executives enriching themselves at the expense of their shareholders and the failure of corporate boards of directors to reign in exorbitant executive compensation packages. Accordingly, shareholders have a right to expect the Board of Directors to exercise their fiduciary responsibilities and implement executive compensation policies that are in the best interest of all shareholders.

"I urge you to vote FOR this proposal."

Exhibit 5

benefitted from the absence of $2 million in asset write-down charges.

More from Multex: Significant Developn

Officers

[Insider Trade I

	FY2001 Compensa	
	Pay	E
Leonard Shaykin, 58 Chairman and CEO	$473K	
Sterling Ainsworth, Ph.D., 62 Vice Chairman, Pres and CSO	393K	
Gordon Link, Jr., 48 CFO, VP-Fin. and Pres, NaPro Genomics	338K	$7
Patricia Pilia, Ph.D., 53 Sec., Treasurer, Exec. VP	358K	
David Denny, 50 VP, Operations	--	

Dollar amounts are as of 31-Dec-2001 and compensation values are for the fi year ending on that date; "Pay" is salary, bonuses, etc.; "Exer" is the value options excercised during the fiscal year.

More from Multex on Officers & Direc
Expanded List, Bios, Compensation, Op

Recent Research Reports

Mon Mar 24 Independent research on NPRO: daily ENTERPRISE VALUE and trade recommendation based on proprietary quantitative industry-relative model. - *Greenwich Research Analytics*

Fri Mar 21 E.V.A. Summary for Napro Biotherapeutics NPRO (Q4Y02). Report includes: Intrinsic Value, Market Value Added and Economic Value Added five years calculations using running 12-months evaluation periods. (US$) - *StockPointer, Inc.*

Fri Mar 21 ValuEngine Summary Report for NPRO: Quantitative data, forecast report. Based on Academic Valuation models. - *ValuEngine, Inc.*

Fri Mar 21 Value Graph: NAPRO BIOTHERAP -- NPRO - *Ford Investor Services, Inc.*

Fri Mar 21 Industry Value Graph: AGIX , BPUR , EPIX , ISPH , NPRO , NTII , ORPH , SUPG -- DRUGS - *Ford Investor Services, Inc.*

All Research Reports for NaPro BioTherapeutics Inc

Statistics at a Glance -- NasdaqSC:NPRO

As of 21-Mar-2003

Price and Volume		Per-Share Data		Management Effectiveness	
52-Week Low on 20-Feb-2003	$0.27	Book Value (mrq)	$0.23	Return on Assets (ttm)	-18.78%
Recent Price	$0.66	Earnings (ttm)	-$0.30	Return on Equity (ttm)	-133.57%
52-Week High on 25-Mar-2002	$10.00	Earnings (mrq)	-$0.04	**Financial Strength**	
Beta	2.38	Sales (ttm)	$1.14		
		Cash (mrq)	$0.23		

Profile - NaPro BioTherapeutics Inc (NasdaqSC:NPRO)

As of 21-Mar-2003

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More Info: Quote | Chart | News | **Profile** | Reports | SEC | Msgs | Insider | Financials

Recent Events

Feb 25 Earnings Announcement
Feb 20 Price hit new 52-week low ($0.27)

Location

6304 Spine Road Unit A
Boulder, CO 80301
Phone: (303) 516-8500
Email: naproir@naprobio.com
Employees (last reported count): 185

Financial Links

·Institutional Ownership
·Historical Price Data
·SEC Filings from Edgar Online

Competitors:
·Sector: Healthcare
·Industry: Biotechnology & Drugs

Company Website

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Ownership

- **Insider and 5%+ Owners:** 14%
- Over the last 6 months:
  - 9 insider buys; 88.0K shares (2.1% of insider shares)
- **Institutional:** 16% (18% of float) (100 institutions)
- **Net Inst. Selling:** 4.92M shares (prior quarter to latest quarter)

More From Multex

·Highlights
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Business Summary

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NaPro BioTherapeutics, Inc. is a biopharmaceutical company focused on the development, production and licensing of complex natural product pharmaceuticals, as well as the development and licensing of novel genomic technologies for applications in human therapeutics and diagnosı pharmacogenomics and agrobiotechnology. The Company's lead product is paclitaxel, a naturally occurring chemotherapeutic ant cancer agent found in certain species of yew, or Taxus, trees. In addition to its efforts with paclitaxel and genomics, the Compan also working on several types of compounds that have promisin activity as anti-cancer agents. The Company is also actively engaged in evaluating the in-licensing or purchase of potential n products and/or technologies, whether or not those products or technologies are derived from natural products.

More from Multex: Expanded Business Description

Financial Summary

NPRO is a natural product pharmaceutical company, focused on development, manufacture and commercialization of paclitaxel, naturally-occuring anti-cancer agent found in certain species of y trees. For the fiscal year ended 12/02, revenues totalled $34.2 million, up from $15.7 million. Net loss decreased 66% to $8.7 million. Revenues reflect increased sales to Abbott. Lower loss

Daily Volume (3-month avg)	218.5K
Daily Volume (10-day avg)	150.0K

Stock Performance


NPRO 21-Mar-2003
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Exhibit 6

A gene-therapy technique that burst on the scene with enormous promise 6 years ago has turned out to be inconsistent or impossible to replicate in most labs that have tried it

The Strange Case of Chimeraplasty

The history of gene therapy is filled with promise, hype, and disappointment. Among the more profound failures is that only a tiny fraction of the genes injected into animals or humans reach their cellular targets. And only a tiny fraction of those that do so actually works. On 6 September 1996, however, *Science* published an article about a technology that promised to change all that (p. 1386).

The article described a radical new technology for correcting genetic defects, one that appeared to be a million-fold more potent than previous approaches were. The implications did not go unnoticed: The publication caught the media's attention, launched research projects around the world, and spawned a gold rush as researchers and entrepreneurs moved to stake their claim to the extraordinary promise of the technology. The result has been a 6-year roller-coaster ride of science at its cutting edge and most controversial.

In traditional gene therapy, researchers stitch a gene into a virus that then shuttles it into target cells. Once inside, if all goes well, the gene integrates into the cellular DNA and begins churning out proteins to replace those missing or defective. In their *Science* paper, researchers at Thomas Jefferson University (TJU) in Philadelphia, led by Eric Kmiec, reported that they had corrected genetic defects without using a virus to do so. Instead, they used a synthetic molecule of RNA and DNA, a chimera that could slip into cells, at least in the test tube, and correct the mutation responsible for sickle cell anemia. The technology, which Kmiec called chimeraplasty, appeared to be astoundingly efficient. If it performed as the data implied, correcting the sickle cell mutation in 50% of cells, it could revolutionize gene therapy. It would also have a dramatic impact on genomics, where it could be used as a powerful tool to elucidate the function of genes.

The promise was such that gene-therapy pioneer Michael Blaese quit his position running the Clinical Gene Therapy Branch of the U.S. National Institutes of Health (NIH) to become chief scientific officer of Kimeragen, the company founded by Kmiec to commercialize his discovery. By 1999, Kimeragen was talking with the U.S. Food and Drug Administration about using chimeraplasty to treat Crigler-Najjar disease, a rare genetic disorder, and *Science* itself reported that the technology had passed the all-important hurdle of scientific acceptance (16 July 1999, p. 316). "The beauty of chimeraplasty is that it appears to be a universal process," Blaese told *Science*. In February 2000, Kimeragen merged with Valigene, a French biotech firm, to form ValiGen, which had as CEO Douglas Watson, the former head of Novartis, and a scientific advisory board that included J. Craig Venter and Nobel laureate Hamilton Smith of Celera Genomics in Rockville, Maryland.

But those heady days are over. In October 2001, Watson resigned; ValiGen closed its Princeton, New Jersey, laboratory, the site of nearly all its chimeraplasty research; and Blaese and his researchers were laid off. According to its representatives, the company was undergoing bankruptcy reorganization in France this summer and has sold the license for chimeraplasty to a small company in San Diego, California, to pursue the technology in plants. "I am still a believer in gene-repair technology," says Blaese, "but the efficiency that was widely touted has been very difficult to reproduce."

Chimeraplasty has always been considerably less promising and more controversial than media accounts have suggested. Many gene-therapy researchers expressed initial skepticism simply because the results were remarkable and the data less than iron-clad. For some, this skepticism deepened as critics uncovered what they considered to be serious flaws in both the *Science* paper and another key paper Kmiec published in the *Proceedings of the National Academy of Sciences (PNAS)*.

The procedure itself has turned out to be fickle at best. Although at least nine laboratories scattered around the world have published reports confirming some ability of chimeraplasty to effect gene conversion, two of those have since moved on to other research projects, and dozens of others—including some of the most experienced in the world in



Spelling correction. *In the above diagram, chimeraplasty replaces an incorrect C-G base pair with A-T. A double-stranded RNA-DNA oligo has a sequence that complements that of the target gene except at the C-G mutation (top). The oligo inserts itself between the DNA strands in the target gene, which bulge at the mismatched bases (middle). DNA repair enzymes then replace the incorrect bases with complements to those of the oligo (bottom). The oligo later decays, leaving the corrected target gene.*

gene repair—have tried to replicate the experiments and failed. Only three of these negative results have been published, but word of their existence spread through the community. "We live and die on reproducibility," says Harry Orr, director of the Institute of Human Genetics at the University of Minnesota, Twin Cities. "And the scientist in me says to be very dubious of something that cannot be uniformly reproduced."

The ongoing controversy illustrates how publication in a prominent journal, followed by a few confirmations against a much larger but unpublished background of failures, can give life to a remarkable claim. When both journals and journalists attend to the positive signal and ignore the negative background, the result can be a distorted view of reality that can take years to clarify.

Correcting mistakes

For Eric Kmiec, chimeraplasty represented his reemergence after a decade of struggle to rebuild a career that was launched with enormous promise and then descended into controversy. In the 1980s, Kmiec accomplished the noteworthy feat of publishing eight articles in *Cell* based on his graduate and postdoctoral research. The central findings of the first four, however, published with his doctoral adviser William Holloman, now at Weill Medical College of Cornell University, have never been independently replicated; those of the fifth and sixth, also published with Holloman, were publicly refuted. The remaining two *Cell* papers, published as a postdoc with biologist Abraham Worcel of the University of Rochester in New York, were retracted in 1988 by Worcel, whose own lab failed to replicate the results after they were challenged by outside researchers. Kmiec, who has continued to stand by his early papers, struggled for the better part of a decade to build his career before reemerging in 1996 with chimeraplasty.

Kmiec says the idea for chimeraplasty grew out of his graduate studies on homologous recombination, the process in which chromosomes exchange or "recombine" DNA. Over the years, researchers had tried to enlist homologous recombination for gene therapy or genomics. Although they've had some success, the "conversion efficiency" has remained so low—converting genes in perhaps one in every 1000 or every 10,000 targeted cells—that the techniques have seen limited use. In the late 1980s, for instance, University of Rochester biologist Fred Sherman demonstrated that small, single strands of DNA could induce specific changes in the genomic DNA of yeast via homologous recombination. But the efficiency rate was excruciatingly low—"10 to a minus big number," says Sherman.

In 1993, Kmiec explained in a 1999 issue of *American Scientist*, his research convinced him that RNA could facilitate recombination reactions. Instead of relying on a single strand of DNA, Kmiec decided to add a second strand consisting of five nucleotides of DNA sandwiched between two longer stretches of RNA that were intended to provide stability to the molecule. The two strands would then be joined together at the ends into a racetrack shape, to avoid dangling nucleotides that might be attacked and degraded by cellular enzymes (see diagram, p. 2116).



Chimeraplasty proponent. Eric Kmiec conceived the notion of using chimeric RNA-DNA molecules to correct single-nucleotide mutations.

Kmiec theorized that chimeraplasty might correct genetic defects by artificially inserting an error that homologous recombination would naturally correct. The first step required the synthesis of a short, artificial string of nucleotides—made from the building blocks of DNA, adenine (A), thymine (T), guanine (G), and cytosine (C)—that would be flanked by the RNA. This RNA-DNA "oligonucleotide," or RDO, would be designed to seek out the genetic region of interest. Specifically, nucleotides bind to their complement (A with T, G with C), so that an RDO that has, say, a string of A's will seek out and bind to a complementary string of T's.

As Kmiec conceived it, chimeraplasty would repair a genetic defect by tricking the error-correcting mechanisms of homologous recombination into fixing the error introduced by his RDO. Imagine a stretch of gene that should read AAAAA, but instead reads AATAA. Kmiec reasoned that a complementary RDO of TTTTT would bind to the target sequence, bulging out at the site of the mismatch—where there were T's in each strand—and thus alerting the cell's suite of DNA repair enzymes. These would then remove the "bad" nucleotide from the defective gene and replace it with the correct complement to the one on the RDO.

After some encouraging initial results, says Kmiec, he founded Kimeragen in 1994 to pursue the technology, although "with essentially no money." Kimeragen borrowed research money from TJU, with the expectation that the company would pay back one-quarter of the total ($400,000, according to a TJU press release) every 3 months from investor financing. But that financing was slow to come. Kmiec says he "was constantly at the dean's office or in the tech-transfer office" trying to convince the TJU administrators that Kimeragen would meet its payments.

This left the research to Kyonggeun Yoon, a chemist whom Kmiec hired from industry. As Yoon recalls, Kmiec told her they would give his idea 3 to 6 months and "then make a decision to kill it or go on."

Yoon tried Kmiec's RDOs on a variety of cell lines with no success. She then tried an assay that relied on the properties of an enzyme called alkaline phosphatase. If a cell contains "active" alkaline phosphatase proteins, it will turn red when the proper stain is applied. Yoon's idea was to alter a single nucleotide in the alkaline phosphatase gene, leading to an inactive enzyme. Using a plasmid (a circle of bacterial DNA) to carry this defective gene, she would "transfect" it into mammalian cells that otherwise lacked alkaline phosphatase entirely. She would then transfect the cells with RDOs designed to correct the defect. The next day, she would apply the stain and look for the red color that meant the RDOs had corrected at least one of the defective alkaline phosphatase genes and that the genes were producing active enzyme.

For 3 months, Yoon recalls, the RDOs resolutely failed. Then one morning, she arrived at the lab to find that a third of the cells in her latest experiment had turned red. "I couldn't believe my eyes," she says. "I told my husband, 'Either something happened, or I'm hallucinating.'"

In the summer of 1995, Yoon and Kmiec wrote a paper and submitted it to *Science*, which rejected it, Yoon says. She and Kmiec then submitted an article to *PNAS*, where it was published in March 1996. It claimed that their RDOs had corrected single-point genetic defects "with a frequency approaching 30%."



Six months later, Kmiec published even more dramatic evidence in *Science*. In November 1995, Yoon had left Kmiec's lab to take a faculty position at TJU. This left Allyson Cole-Strauss, Kmiec's technician and a co-author on the *PNAS* paper, to carry out the research. (Cole-Strauss did not return numerous phone calls from *Science*.) Cole-Strauss, Kmiec, and their co-authors reported that RDOs designed to correct the β-globin mutation responsible for sickle cell anemia appeared to work successfully in 50% of the targeted cells in test tube experiments.

The article was cautiously written, but at those efficiencies or anything close, it was "the answer to everybody's prayers," says John Wilson, a gene-therapy researcher at Baylor University in Houston, Texas, who later became a member of Kimeragen's scientific advisory board. Despite *Science*'s subsequent publication of two letters strongly critical of Kmiec's sickle cell article (see sidebar above), researchers worldwide considered the efficiencies reported by Kmiec to be reason enough to pursue the technology.

Chain reaction

The publication of Kmiec's *PNAS* and *Science* articles had a dramatic effect on his career. Since leaving Rochester a decade earlier, Kmiec's research had subsisted on grants from the American Cancer Society and the Council for Tobacco Research, a funding organization financed by the cigarette industry. In April 1996, based on the results published in *PNAS*, Kmiec received his first NIH support since his postdoc years—a 3-year grant for $432,000 to pursue "New Gene Therapy for Connective Tissue Diseases." In September 1998, he received $850,000 from NIH for 3 years to study "Genetic Repair of the Sickle Cell Anemia Mutation." And since June 2000, he has received almost $1 million more in NIH funding to study the mechanisms of his gene-correction technology.

Kimeragen also benefited, luring Blaese from NIH to be chief scientific officer of the company and raising between $10 million and $20 million in venture capital. In 1998, Kmiec and Kimeragen parted ways, after Kmiec and the company management, by all accounts, clashed over numerous issues.

The two papers also prompted researchers around the world to try chimeraplasty, given what Blaese called "the enormous promise" if it worked. Last October, at the annual meeting of the American Society of Human Genetics held in Baltimore, Kmiec reported that in the 6



DNA in which the wild-type/mutant sequence ratio approached 10⁹/1. Under such conditions, the potential for assay artifact should be considered, yet neither a zero time point nor an end point, in the form of cloned cells, was performed.
The implications of this data should de-
conversion of the β^A to the β^S allele at base 2 of codon 6. We think that this alternative argument of significant contamination explains the unexpected effects seen at the third position of codon 2, away from the

years since his *Science* publication, more than 30 published papers have reported some success with chimeraplasty. These include work done in bacteria, plants, mice, rats, and a single dog. They reported that the RDOs could trigger gene repair in these systems with efficiencies ranging from 0.0002% to near 50%. By this autumn, nine laboratories had reported some positive result, including Kmiec's at the University of Delaware, Newark, where he moved in 1999, and Yoon's at TJU.

The strongest corroborative evidence has come from Clifford Steer, a University of Minnesota, Twin Cities, medical doctor and liver disease specialist. Before chimeraplasty, Steer told *Science*, he had never worked in either gene repair or gene therapy. He says he was collaborating with Kmiec on other research when he saw the "scathing" letters to *Science* on the sickle cell experiments and recalls saying to Kmiec, "if you have any of those chimeric [RDOs] around, why don't you send me one and we'll try testing it in our lab. If we're successful, at least you can tell the general public or the scientific community that another lab independent of yours was able to reproduce the work." Kmiec sent him the RDOs and within 3 weeks, Steer told *Science*, he demonstrated that chimeraplasty worked. The subsequent paper was published in *Hepatology*, coauthored by Kmiec. (Steer's brother was an original investor in Kimeragen and on Kimeragen's board of directors, but Steer says that had no influence on his decision to work with Kmiec or pursue the research.)

Since his first paper with Kmiec, Steer has reported that his RDOs work with astonishing efficiency. In 1999, for instance, Steer reported in *The Journal of Biological Chemistry* that his RDOs could induce with 48% efficiency a specific mutation in the factor IX gene responsible for hemophilia in the liver of live rats.

Steer says the key to his success is a modified version of a gene-delivery technology that uses polymers known as polyethyleneimines (PEIs) to help plasmids slip into cells. He has reported that his modified PEIs can deliver RDOs and reporter genes to 100% of liver cells in live animals. Researchers such as George Wu of the University of Connecticut at Storrs, Jean-Paul Behr of the University of Strasbourg, France, and Ernst Wagner of the University of Munich, Germany, who work with PEI and similar gene-delivery formulations and who pioneered the technology, told *Science* that the best they've ever achieved with similar systerns is below 1%. Steer's results "boggle the mind," says one gene-repair expert.

Steer says he welcomes researchers to visit his lab and learn his modified PEI techniques. But he told *Science* that he knew of no independent researchers who had reproduced his experiments. At least three other labs took up his offer and saw convincing demonstrations that the technology worked in Steer's lab. However, they still failed to reproduce his findings at their own laboratories. Geneticist Thomas Jensen of Denmark's University of Aarhus says his student spent over a month with Steer in the summer of 2000 and then tried for over a year to replicate the experiments. Although this lab seemed to get some positive results, Jensen told *Science*, the conversion efficiency was so low that "it is difficult to measure." Wu says his lab "spent a fair amount of time and money" in this pursuit but failed.

Even Kmiec's researchers have been unable to achieve similar results. "We're concerned that Cliff stands out there by himself," says Howard Gamper, who works with Kmiec at Delaware. "No one has reproduced his work at the efficiencies he reports. This lab has not, and we're not aware of anyone else [who] has had success at that level."

Image not available for online use.

Early backer. Michael Blaese joined chimeraplasty company.

The difficulty in reproducing chimeraplasty techniques has not been limited to Steer's liver-cell system. In a letter published in the June 2001 issue of *Nature Biotechnology*, Jim Owens and colleagues at the University of London and the Royal Free and University College Medical School in London reported that they had managed to correct defective apolipoprotein E genes in four different cell types with an efficiency above 25%. Since then, however, as Owens told *Science* last week, their chimeraplasty experiments have failed persistently. Owens referred to these relentless negative results as the "somewhat sorry situation in our laboratory." He suggested that the problem might lie with poor-quality RDOs and reagents; his lab is now trying to check that possibility.

Most researchers who tried chimeraplasty failed from the beginning. *Science* spoke to researchers from over 30 laboratories that had tried the RDOs and failed to produce evidence that they could target and correct dysfunctional genes, either in vitro or in vivo. Researchers at biotech companies such as Epoch Biosciences, Isis Pharmaceuticals, Millennium Pharmaceuticals, and Lexicon Genetics all failed to get chimeraplasty to work in their labs. Experienced gene-targeting researchers at MIT's Whitehead Institute, NIH (including in Blaese's own laboratory), Maine's Jackson Laboratory, and Sweden's Karolinska Institute also saw no effects. Even members of Kimeragen's own scientific advisory panel, such as Baylor's John Wilson, tried it and failed. "Under our conditions," Wilson says, "we found no correction above background."

As of last winter, three laboratories had published their negative results, including one from the University of Groningen, the Netherlands, led by Gerrit van der Steege, who saw the technique work in Yoon's TJU laboratory but was unable to replicate it in his Groningen lab. Writing in *Nature Biotechnology* in April 2001, van der Steege and his colleagues described their "persistent failure" and "complete lack of success" with the RDOs.

The great majority of researchers interviewed by *Science* say they find the negative results, even though unpublished, more persuasive than the positive ones because they come from independent labs with considerably more experience in gene repair and gene therapy than those that succeeded have. "The people I trusted, the ones I polled who are really good," says Neal Copeland, for instance, director of the Mammalian Genetics Laboratory at the National Cancer Institute, "invested a lot of time, and none of them got it to work."

Kmiec and other proponents of chimeraplasty disagree. "The 'lab-to-lab irreproducibility,'" Kmiec explained in an e-mail to *Science*, is "overemphasized, and appears to be the consequence of different factors, including incomplete synthesis of the RDO, or a lower frequency of nuclear delivery, or the metabolic state of the cell." He says the failure of groups such as van der Steege's to get the technique to work in their labs "means only that the same cells can respond differently during each attempt or that differences in equipment, supplies, and even the water can influence the results that are observed."

An orphaned technology?

In the past 2 years, the story has taken a peculiar twist. Although Kmiec says, "I believe the chimeraplasty technique is growing in robustness and has never had more potential," he is now focusing on alternatives. Kmiec says he has turned to single DNA strands because he couldn't afford to buy double-stranded RDOs. Even Steer told *Science* that he has switched to single-stranded DNA because it is "easier to make" and "a lot less expensive."

Indeed, both Kmiec and Yoon have reported that DNA single strands, of the kind Rochester's Sherman used in yeast, work better than the double-stranded RNA-DNA chimeras do in some experiments. In November 2000, Kmiec reported in *Nucleic Acids Research (NAR)* that single DNA strands repair genes with less than 0.02% efficiency in vitro in a cell-free extract, and that this efficiency was three to four times higher than the RDOs. "In that paper," says first author Gamper, "we're saying that maybe these chimeric RDOs are not so magical." Kmiec said in an interview in November 2000 that this work implies that RDOs are not necessary to achieve gene repair and that they are difficult to work with, in any event. In October 2001, he reported in *NAR* that single DNA strands effected gene conversion in yeast with an efficiency of 0.016%, whereas the RDOs achieved 0.0002% efficiency.

To date, the bulk of the research suggests that when either RDOs or single-stranded DNA work at all, they do so at an efficiency rate 1/100 to 1/100,000 of that originally reported and compatible with that of other gene-targeting techniques that rely on homologous recombination. This is also the efficiency reported by researchers who worked with RDOs in plants. "It has now taken 5 years to go from 50% gene correction in human cells to 0.0002% correction in yeast," says Andrzej Stasiak, a genetic-recombination expert at the University of Lausanne, Switzerland, "and gene targeting in yeast is really easy, so their current, improved method is unlikely to attract a lot of attention."

The concept still has proponents at half a dozen laboratories, from which positive results occasionally emerge. Kmiec and other chimeraplasty proponents consider these results compelling evidence of what Kmiec calls "the successful application of chimera-based gene repair" and "the normal evolution of scientific knowledge."

But this argument is not winning many converts. "Once there is some lack of credibility, one has to present a better case," says Steve Kowalczykowski, a genetic-recombination expert at the University of California, Davis, who was a member of Kimeragen's scientific advisory board. "One more ordinary paper is not convincing. The burden of proof becomes greater."

After 6 years of research, chimeraplasty still lacks unambiguous data and universal reproducibility. Barring a dramatic turn of events, it seems likely that the technology will pass the way of other potential breakthroughs that garnered their 15 minutes of fame and then vanished slowly into the literature.

—GARY TAUBES



FAX TRANSMISSION

Analytical Research

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Normal Processing	Confidential
High Priority (Deliver Immediately) ✓	Call when received 717-(534-7134)

To: Grace Lee, Esq.	From: Dan Sweigart
Company: SEC	Dept:
Dept: Div. of Corporation Finance	FAX: (717)-534-6132
Fax: 202-942-9527	Telephone: (717)-534-7134

COMMENTS:

Please forward these materials to the SEC Staff Attorney who is reviewing my Na Pro Biotherapeutics Shareholder Proposal.

Thank you.
Dan Sweigart

If you have any problems receiving this transmission, please call (717)-534-7134

March 11, 2002

RECEIVED

2003 MAR 17 PM 5:32

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via Express Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: NaPro BioTherapeutics, Inc.- Stockholder Proposal

Ladies and Gentlemen:

I am writing to you concerning the shareholder proposal I submitted to NaPro BioTherapeutics on February 11, 2003 for inclusion in their 2003 proxy statement. I have been trying to contact your office by phone (202-942-2900) for the past two days without success. I have left detailed voicemail messages along with my return phone number, however, none of my calls have been returned.

This follow-up with your office was prompted by a copy of a letter that I received on March 7 from Denver, CO law firm, *Bartlit Beck Herman Palenchar & Scott*, outside counsel for NaPro BioTherapeutics, Inc. I respectfully request the careful consideration by your office of the additional factual information provided in this correspondence before any actions are taken with regard to the disposition of my stockholder proposal. What follows is a brief timeline of events which have occurred, beginning with the submission of my original stockholder proposal to NaPro on February 11, 2003.

- February 11, 2003 – I sent my original shareholder proposal by Express Mail to NaPro Biotherapeutics Corporate Headquarters in Boulder, CO. The subject of my proposal is executive compensation, which, according to a number of independent investor web-sites, has become the #1 shareholder proposal issue this year. Your office already has a copy of my original proposal.

- February 22, 2003 – I received a response letter by Express Mail from Kai P. Larson, Vice President, General Counsel and Assistant Secretary, NaPro Biotherapeutics, Inc., which summarized numerous deficiencies in my shareholder proposal. The letter further stated that NaPro intended to exclude my proposal from the 2003 proxy statement if I didn't respond back in writing to correct the deficiencies within 14 calendar days of receiving the letter. Your office has a copy of that letter.

- March 5, 2003 – I sent a detailed response letter by Express Mail (copy enclosed with attachments) to Kai P. Larson at NaPro, which addressed all of the deficiencies identified in my proposal. I also sent them supporting documents from my broker, requested by NaPro, to prove that I am the beneficial holder of the required number of shares for at least 1 year. **It should be noted that I had 14 calendar days from**

February 22 to send back my response, which equates to a deadline of March 8. My response was mailed 3 days before the deadline.

- March 7, 2003 – I received a copy of a letter dated March 6, 2003 by Express Mail from a Denver, CO based law firm representing NaPro. The original letter was sent to your office. This letter contains materially false statements, which I believe were made for the purpose of biasing the SEC to find in favor of NaPro, allowing the Company to exclude my proposal from their proxy statement.

  Specifically, in paragraph 2 on page 2, the following false statement is made: **The Company has advised the Proponent of this ambiguity and the Proponent has not responded to the Company.** In paragraph 4 on page 2, the false statement is again made that I failed to respond to the Company: **The Company further advised the Proponent that his letter must be postmarked, or transmitted electronically, no later than 14 days from the date he received the Company's letter and that, if within the required 14 day period, he did not correct the deficiencies listed above, the Company would be entitled to exclude all of his Proposals from Proxy Statement. The Company has not received a response from the Proponent.** In fact, I responded to the Company within 11 days of receiving their letter.

  In paragraph 2 on page 1, the Company is requesting that the SEC take no further action, which would allow my proposal to be excluded from the proxy statement and in paragraph 3 on page 7, the Company is requesting that the SEC deny me the opportunity to make revisions to the proposal and supporting statement. **My concern is that your staff has a letter before them that contains materially false statements and that they may issue recommendations on this matter without considering all of the information presented in my March 5 letter to the Company.**

The March 6, 2003 letter from *Bartlit Beck Herman Palenchar & Scott*, outside counsel for NaPro BioTherapeutics, Inc., represents an egregious action by the Company to undermine the spirit and intent of the Securities and Exchange Act of 1934 with regard to stockholder proposals. In their attempt to exclude my proposal and their abuse of the stockholder proposal submission and review process, the Company is sending a strong message that shareholder input on matters of corporate governance is most unwelcome.

In light of the massive wave of corporate scandals we've witnessed over the last 2 years and the ongoing public debate on the need for greater SEC oversight to insure greater corporate accountability to the investment community, stockholders should be granted greater leeway to influence corporate governance, not less. Accordingly, I am requesting that the Staff of the Securities and Exchange Commission (the "Commission") recommend enforcement action to the Commission if my stockholder proposal is omitted.

If you have any questions or need additional information, please do not hesitate to contact me.

Respectfully submitted,

Daniel S. Sweigart
P.O. Box 11
Ephrata, PA 17522
Ph: (717)-534-7134 (work)

Enc. (5)

cc: Congressman Joseph R. Pitts

March 5, 2003

Via Express Mail

Kai P. Larson, Esq.
Vice President, General Council and Assistant Secretary
NaPro Biotherapeutics, Inc.
6304 Spine Road, Unit A
Boulder, CO 80301

Re: Stockholder Proposal

Dear Mr. Larson:

In response to your letter dated February 19, 2003 and received by me on February 22, 2003, I am providing you with the requested additional information to address the deficiencies identified in the Stockholder Proposal that I sent to NaPro Biotherapeutics on February 11, 2003 by Express Mail. I have also enclosed a copy of the revised the proposal and supporting statement, which does not exceed 500 words as required by SEC Rule 14a-8.

In answer to your first question, I am submitting the revised stockholder proposal in accordance with Rule 14a-8 of the Securities and Exchange Commission's (SEC) rules under the Securities Exchange Act of 1934.

- As required by Rule 14a-8(b), I have enclosed written statements from *TD Waterhouse* and *Hazlett, Burt & Watson, Inc.* verifying that I have continuously held a total of 126,800 shares of NaPro common stock in these combined accounts for more than one year. The *Hazlett, Burt & Watson* account has continuously held 35,000 shares of NaPro common stock since March of 1999 and the *TD Waterhouse* account has continuously held 91,800 shares of NaPro common stock since October 15, 2001.

- As required by Rule 14a-8(b), I have enclosed a written statement that I intend to continue ownership of my NaPro BioTherapeutics common shares through the date of the Company's annual meeting, which according to last year's proxy statement will be held sometime in June 2003.

- In accordance with Rule 14a-8(c), I have re-worded my proposal to make it a single proposal, namely, to urge the Board of Directors to significantly cut executive compensation. The 30% salary cut, elimination of bonuses and new option grants and the disallowance of re-pricing of existing options (i.e. no adjustment of the Grant Price) are the specific directives for carrying out the proposal to significantly reduce executive compensation. Since executive compensation typically consists of salary, bonuses and stock options, a proposal calling for a reduction in executive compensation would necessarily require the inclusion of all three of these components.

- In accordance with Rule 14a-8(d), I have revised the proposal to not exceed 500 words.

- Finally, I have enclosed a copy of the NaPro 2002 Proxy Statement, which states that the deadline for submitting a stockholder proposal is February 13, 2003. My original proposal was received by your office on February 13, 2003, so your statement that my proposal was not submitted within the required time period is unclear.

If you have any questions or need additional information, please do not hesitate to contact me.

Respectfully submitted,

Daniel S. Sweigart

Encl. (5)

TD Waterhouse

TD Waterhouse Investor Services, Inc.
One Harborside Financial Center
Plaza Four A
Jersey City, NJ 07311
T: 800 934 4448
tdwaterhouse.com

March 4, 2003

Daniel S Sweigart
PO Box 11
Ephrata, PA 17522

Re: Account # 438 25576
File # 10295288

Dear Mr. Sweigart,

I am writing in response to your recent inquiry regarding your account with TD Waterhouse Investor Services, Inc.

Please be advised that as of March 4, 2003 you hold 91,800 shares of Napro Biotherapeutics Inc. (NPRO). In addition, our records indicate that you have continuously held these shares since October 15, 2001.

Please call me at 1-800-934-4448 ext 64868 if you have any questions regarding this matter.

Thank you,

Aron Morch
TDWaterhouse
Customer Relationship Management

Hazlett, Burt and Watson, Inc.
100 East King Street, PO Box 1267
Lancaster, PA 17608-1267
(717) 397-5515 (800) 657-9944
Fax (717) 397-6012
E-mail: hbw@hazlettburt.com

George S. Weaver, III, Senior Vice President

February 24, 2003

Mr. Dan Sweigart
PO Box 11
Ephrata, PA 17522-0011

Dear Mr. Sweigart,

This letter is to confirm that you own 35,000 shares of NaPro Bio Therapeutics as of February 24, 2003 in an account held by Hazlett, Burt & Watson, Inc. You have continuously held this number shares in your account since your last purchase of NaPro Bio Therapeutics in March of 1999.

Should we be able to provide any further assistance please feel free to contact my assistant, Steven Sell, or me at 717-397-5516.

Very truly yours,

George S. Weaver III
Senior Vice President

March 5, 2003

Kai P. Larson, Esq.
Vice President, General Council and Assistant Secretary
NaPro Biotherapeutics, Inc.
6304 Spine Road, Unit A
Boulder, CO 80301

Re: Stockholder Proposal – Statement of intent to continue ownership of shares through the date of the annual meeting.

Dear Mr. Larson:

In response to SEC Rule 14a-8(b), please be advised that I intend to continue ownership of my NaPro BioTherapeutics common shares through the date of the Company's annual meeting, which according to last year's proxy statement will be held sometime in June 2003. I am currently holding 126,800 shares of NaPro common stock in two different brokerage accounts, *TD Waterhouse* and *Hazlett, Burt and Watson, Inc.* Written statements from both record holders that I have held these shares continuously for more than one year are also enclosed with this correspondence.

Respectfully submitted,

Daniel S. Sweigart

[Amended Proposal]

Stockholder Proposal
NaPro BioTherapeutics 2003 Annual General Meeting

Mr. Daniel S. Sweigart, P.O. Box 11, Ephrata, PA 17522, the beneficial holder of 126,800 shares of common stock, is hereby notifying NaPro BioTherapeutics of plans to introduce the following resolution:

"Resolved: The shareholders urge our board of directors to take immediate action to significantly reduce executive compensation by eliminating bonuses and cutting salaries by 30% for Chief Executive Officer and the other four most highly compensated executive officers. In addition, we urge our board to disallow the re-pricing of existing stock options and temporarily eliminate the granting of new options to the Chief Executive Officer and the other four most highly compensated executive officers.

These measures will remain in effect until such time that the Company is able to achieve earnings from ongoing operations for two consecutive quarters or the stock price recovers to a level of $5.00 per share or higher for thirty consecutive trading days.

"Supporting statement: Implementation of the above measures is necessary to more closely align executive compensation with performance. Executive compensation is grossly over-inflated given their failure to successfully execute the paclitaxel business plan and the total collapse of the share price since March 2002.

"The downturn in the markets has undeniably contributed to some of the loss in shareholder value, however, our company has significantly under-performed the market over the past year. In the 12 months period between January 2002 and January 2003, share price has dropped almost 97%, compared to a 22% drop in the S&P 500 Index and a 43% drop in the Biotech Index. This horrific loss in shareholder value demands immediate action by our Board of Directors to further contain costs by drastically cutting executive compensation.

"The decimation of the share price has occurred in the face of the FDA approval of the company's first major product, injectable paclitaxel, in May 2002. In the 8 months since approval, quarterly paclitaxel sales have remained in the $7-10 million per quarter range, which only represents about 10% of the total U.S. market. Our company's inability to capture a significant portion of the U.S. paclitaxel market represents a failure to successfully execute the paclitaxel business plan and reflects gross errors in judgement by Executive Management.

"Finally, the competence of management needs to be called into question for continuing to pour a significant portion of our company's paclitaxel revenues into the genomics technology program being run by Dr. Eric Kmiec, Ph.D. at the University of Delaware. Gene repair by chimeraplasty is a highly speculative technology that may never lead to effective treatments for human disease or commercially viable products. Management has failed to present a detailed business plan for commercializing the genomics technology, including revenue projections, timelines, etc.

"During the past year, there has been much public debate about executives enriching themselves at the expense of their shareholders and the failure of corporate boards of directors to reign in exorbitant executive compensation packages. Accordingly, shareholders have a right to expect the Board of Directors to exercise their fiduciary responsibilities and implement executive compensation policies that are in the best interest of all shareholders.

"I urge you to vote FOR this proposal."

NAPRO BIOTHERAPEUTICS, INC.
6304 Spine Road, Unit A
Boulder, Colorado 80301

Proxy Statement

General

The enclosed proxy is solicited by our Board of Directors for use at the Annual Meeting of Stockholders to be held on July 16, 2002, at 9:00 a.m. local time at the Raintree Plaza Conference Center at the Raintree Plaza Hotel, 1850 Industrial Circle, Longmont, Colorado, USA, and at any adjournment or postponement of that meeting, for the purposes set forth in the accompanying Notice of Annual Meeting. This Proxy Statement is being furnished to holders of our voting common stock, $0.0075 par value per share, as of May 20, 2002, the Record Date.

We will bear the entire cost of solicitation, including the preparation, assembly, printing, and mailing of this Proxy Statement, the proxy and any additional soliciting materials sent to stockholders. We may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. We have retained the services of MacKenzie Partners to aid in the solicitation of proxies, deliver proxy materials to brokers, nominees, fiduciaries, and other custodians for distribution to beneficial owners of stock and to solicit proxies therefrom. MacKenzie Partners will receive a fee of approximately $5,000 and reimbursement of all reasonable out-of-pocket expenses. Proxies may also be solicited by certain of our directors, officers and regular employees, without additional compensation, personally or by telephone.

This Proxy Statement and accompanying proxy will be mailed on or about June 17, 2002 to all stockholders entitled to vote at the meeting.

Annual Report

Our Annual Report to Stockholders for the year ended December 31, 2001 including audited financial statements is enclosed. This Annual Report to Stockholders does not form any part of the material for the solicitation of proxies.

Stockholder Proposals

We intend to hold our 2003 Annual Meeting of Stockholders in June 2003. Proposals by stockholders that are intended to be presented at that meeting must be received by our Secretary at our principal executive office, 6304 Spine Road, Unit A, Boulder, Colorado 80301, no later than February 13, 2003 in order to be included in the proxy statement and proxy relating to the 2003 Annual Meeting. If a stockholder wishes to submit a proposal or director nomination that is not to be included in next year's proxy statement and proxy, the stockholder must do so not less than 50 days nor more than 75 days prior to the meeting; provided, however, that in the event that less than 60 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Stockholders are also advised to review our bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 17, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NaPro BioTherapeutics, Inc.
Incoming letter dated March 6, 2003

The proposal urges the board of directors to reduce salaries by 30% and eliminate bonuses and the granting of stock options for the Chief Executive Officer and the four other most highly compensated executive officers.

We are unable to concur in your view that NaPro may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that NaPro may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that NaPro may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that NaPro may omit the proposal from its proxy materials in reliance on rule 14a-8(d).

We are unable to conclude that NaPro has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that NaPro may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that NaPro may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view the proponent must:

- delete the phrase "and reflects gross errors in judgement by Executive Management" and recast the remainder of the sentence that begins "Our company's inability to capture . . ." as the proponent's opinion; and

- delete the sentence that begins "Finally, the competence of management . . ." and ends ". . . at the University of Delaware."

Accordingly, unless the proponent provides NaPro with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if NaPro omits only these portions of the supporting statement from its proxy statement in reliance on rule 14a-8(i)(3).

Sincerely,

Katherine Wilson

for Jennifer Bowes
Attorney-Advisor